As filed with the Securities and Exchange Commission on May 24, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PBF ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2911	45-3763855
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Telephone: (973) 455-7500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey Dill, Esq.

PBF Energy Inc.

Senior Vice President, General Counsel

One Sylvan Way, Second Floor

Parsippany, New Jersey 07054

Telephone: (973) 455-7500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Todd E. Lenson, Esq.	William M. Hartnett, Esq.
Jordan M. Rosenbaum, Esq.	Douglas S. Horowitz, Esq.
Stroock & Stroock & Lavan LLP	Cahill Gordon & Reindel LLP
180 Maiden Lane	80 Pine Street
New York, New York 10038	New York, New York 10005
Telephone: (212) 806-5400	Telephone: (212) 701-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☑	Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A common stock, par value $0.001 per share	18,342,500 shares	$32.26	$591,729,050	$80,712.00

(1)	Includes shares of our Class A common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based on the average of high and low prices of our Class A common stock on May 20, 2013, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED MAY 24, 2013

Prospectus

15,950,000 Shares

Class A Common Stock

The selling stockholders named in this prospectus are offering 15,950,000 shares of Class A common stock of PBF Energy Inc.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “PBF”. The last reported sale price of our Class A common stock on the New York Stock Exchange on May 23, 2013 was $30.59 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 17.

Price $             Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to 2,392,500 additional shares of our Class A common stock on the same terms as set forth above. The selling stockholders will receive all of the net proceeds from this offering and bear all commissions and discounts, if any, attributable to the sales of shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders, but we have agreed to bear certain expenses related to the offering. See the section of this prospectus entitled “Use of Proceeds” and “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about             , 2013.

Citigroup	Morgan Stanley

                    , 2013

Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are not and the underwriters (or any of their respective affiliates) are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

For investors outside the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated or the context otherwise requires, all financial data presented or incorporated by reference in this prospectus reflects the consolidated business and operations of PBF Energy Inc. and its consolidated subsidiaries, and has been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP.

This prospectus incorporates by reference important information. You should read this prospectus and the information incorporated by reference before deciding to invest in shares of our Class A common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

i

INDUSTRY AND MARKET DATA

This prospectus and the documents incorporated by reference herein include industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third party forecasts and management’s good faith estimates and assumptions about our markets and our internal research. Although industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, we have not independently verified such third party information. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements” in this prospectus and the documents incorporated by reference herein.

This prospectus and the documents incorporated by reference herein contains certain information regarding refinery complexity as measured by the Nelson Complexity Index, which is calculated on an annual basis by data from the Oil and Gas Journal. Certain data presented in this prospectus and the documents incorporated by reference herein is from the Oil and Gas Journal Report dated December 5, 2011.

ii

PROSPECTUS SUMMARY

This summary highlights selected information about our business and this offering and may not contain all of the information that may be important to you. You should read this entire prospectus and the information incorporated by reference into this prospectus carefully, including the information set forth under the section entitled “Risk Factors” in this prospectus and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 (our “2012 Form 10-K”), as well as our financial statements and related notes and the other documents incorporated by reference herein, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Forward-Looking Statements” in this prospectus and the documents incorporated by reference herein.

In this prospectus, unless the context otherwise requires, references to the “Company,” “we,” “our,” “us” or “PBF” refer to PBF Energy Inc., or PBF Energy, and, in each case, unless the context otherwise requires, its consolidated subsidiaries, including PBF Energy Company LLC, or PBF LLC, PBF Holding Company LLC, or PBF Holding, PBF Investments LLC, or PBF Investments, Toledo Refining Company LLC, or Toledo Refining, Paulsboro Refining Company LLC, or Paulsboro Refining, and Delaware City Refining Company LLC, or Delaware City Refining.

Our Company

We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, lubricants and other petroleum products in the United States. We sell our products throughout the Northeast and Midwest of the United States, as well as in other regions of the United States and Canada, and are able to ship products to other international destinations. We were formed in 2008 to pursue acquisitions of crude oil refineries and downstream assets in North America. We currently own and operate three domestic oil refineries and related assets, which we acquired in 2010 and 2011. Our refineries have a combined processing capacity, known as throughput, of approximately 540,000 barrels per day (“bpd”), and a weighted average Nelson Complexity Index of 11.3.

Our three refineries are located in Toledo, Ohio, Delaware City, Delaware and Paulsboro, New Jersey. Our Mid-Continent refinery at Toledo processes light, sweet crude, has a throughput capacity of 170,000 bpd and a Nelson Complexity Index of 9.2. The majority of Toledo’s WTI-based crude is delivered via pipelines that originate in both Canada and the United States. Since our acquisition of Toledo in 2011, we have added additional truck and rail crude unloading capabilities that provide feedstock sourcing flexibility for the refinery and enables Toledo to run a more cost-advantaged crude slate. Our East Coast refineries at Delaware City and Paulsboro have a combined refining capacity of 370,000 bpd and Nelson Complexity Indices of 11.3 and 13.2, respectively. These high-conversion refineries process primarily medium and heavy, sour crudes and have historically received the bulk of their feedstock via ships and barges on the Delaware River. In May 2012, we commenced crude shipments via rail into a newly developed crude rail unloading facility at our Delaware City refinery. Currently, crude delivered to this facility is consumed at our Delaware City refinery. In the future, subject to obtaining the necessary permit, we plan to transport some of the crude delivered by rail from Delaware City via barge to our Paulsboro refinery. The Delaware City rail unloading facility allows our East Coast refineries to source WTI-based crudes from Western Canada and the Mid-Continent, which provides significant cost advantages versus traditional Brent-based international crudes.

PBF Energy is a holding company that manages its consolidated subsidiary, PBF LLC, and its subsidiaries. Our sole asset is a controlling equity interest in PBF LLC. As of May 15, 2013, this interest represented approximately 24.4% of the outstanding economic interests in PBF LLC, and our economic interest will increase as a result of this offering. See “—Our Corporate Structure and Initial Public Offering” and “—The Offering” below.

Industry Overview and Market Outlook

The United States has historically been the largest consumer of petroleum-based products in the world. According to the U.S. Energy Information Administration’s, or EIA’s, 2012 Refinery Capacity Report, there were 134 operating oil refineries in the United States in January 2012, with a total refining capacity of approximately 16.7 million bpd and a weighted-average Nelson Complexity Index of approximately 10.9. Of the total operating refining capacity in the United States, approximately 57.6%, or 9.6 million bpd, is currently owned and operated by independent refining companies compared to 2002 when approximately 31.6%, or 5.1 million bpd, was owned by independent refining companies. The remaining capacity is controlled by integrated oil companies. Because of this trend, the refining industry increasingly must rely on its own operations for its profitability.

We believe our three refineries currently benefit from secular growth in North American crude production because of our ability to access lower cost WTI price based crudes. According to a recent EIA publication, average United States crude oil production in 2013 is expected to grow by approximately 1.9 million bpd, to 7.3 million bpd from 5.4 million bpd in 2009, an increase of approximately 37%. This level of United States crude oil production would represent the highest level since 1992. In addition, CAPP projects that Canadian crude oil production will increase by 800,000 bpd, from 3.0 million bpd in 2011 to 3.8 million bpd in 2015. As a result of the recent and projected growth in North American crude production, the United States has reduced its reliance on imported crude. The EIA estimates that crude imported from foreign sources (crude from outside North America) since 2008 has declined by approximately 1.3 million bpd or 13.5%, to 8.4 million bpd as of December 31, 2012 and is forecasted to decline by an additional 850,000 bpd by the end of 2013. With the addition of our crude rail unloading facilities at Delaware City and our investment in a crude railcar fleet, we expect our East Coast refineries to capitalize on the growth in both Canadian and United States crude oil production, while maintaining the flexibility to source waterborne crude. Our Toledo refinery receives WTI price based crudes by pipeline, truck and rail.

Supply and demand dynamics can vary by region, creating differentiated margin opportunities at any given time for refiners depending on the location of their facilities. Our Toledo refinery is located in the Mid-Continent (PADD 2) and our Delaware City and Paulsboro refineries are both located on the East Coast (PADD 1). In both of these regions, product demand exceeds refinery capacity. We expect that this demand/capacity imbalance may continue. For example, since 2009 16 refineries representing approximately 2.6 million bpd of refining capacity have been closed or idled in the Atlantic Basin (which includes PADD 1). This Atlantic Basin reduction has occurred across the United States, Europe and the Caribbean and directly affects our East Coast refineries because we compete with operating refineries in these markets. In addition, the supply reduction provides opportunities to export products to markets formerly served by refineries that are now closed or idled.

Refining is primarily a margin-based business where both the feedstock (primarily crude oil) and refined petroleum products are commodities with fluctuating prices. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks, and by managing operating costs. Refining is an industry that historically has seasonal influences as a result of differentiated consumer demand for key refined products during certain months of the year. Most importantly, demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and construction work. Decreased demand during the winter months can lower gasoline prices. Consequently, refining margins and profitability have historically generally been stronger in the second and third calendar quarters of each year relative to the first and fourth calendar quarters.

Our Competitive Strengths

We believe that we have the following competitive strengths:

Strategically located refineries with cost and supply advantages. Our Mid-Continent Toledo refinery advantageously sources a substantial portion of its WTI-based crude slate from sources in Canada and throughout the Mid-Continent. The balance of the crude oil is delivered by truck from local sources and by rail to a nearby terminal. Recent increases in production volumes of crudes from Western Canada and the Mid-Continent combined with limitations on takeaway capacity in the Mid-Continent, including at Cushing, Oklahoma, where WTI is priced, have resulted in a price discount for WTI-based crudes compared to Brent-based crudes. We believe that our access to WTI-based crudes at Toledo provides us with a cost advantage versus facilities that do not have similar access to such crudes and must process Brent-based feedstocks.

Our Delaware City and Paulsboro refineries have similar supply advantages given that they have the flexibility to source crudes from around the world via the Delaware River, and can source currently price-advantaged WTI-based crudes from Western Canada and the Mid-Continent through our Delaware City crude rail unloading facility and through third party rail unloading terminals on the East Coast. We have entered into agreements to lease or purchase 5,900 crude railcars which will enable us to transport this crude to each of our refineries. Of the 5,900 crude railcars, we recently exercised options to purchase 400 railcars and have options to purchase an additional 3,600 railcars. This transportation flexibility allows our East Coast refineries to process the most cost advantaged crude available.

Our three refineries currently have access to relatively inexpensive natural gas, a primary component of a refinery’s operating costs. This access provides us with a competitive advantage versus other refineries, such as those located in Europe and the Caribbean, that are forced to purchase more expensive natural gas or run fuel oil in the refining process.

Future crude supply may emerge from the development of other crude oil producing basins, including the Utica Shale play (located in portions of the Appalachian Basin and Canada), which could potentially bring significant oil production online in regional proximity to all three of our refineries, providing an attractive feedstock source with relatively low associated transportation cost.

Complex assets with a valuable product slate located in high-demand regions. Our refinery assets are located in regions where product demand exceeds refining capacity. Our refineries have a weighted-average Nelson Complexity Index of 11.3, which allows us the flexibility to process a variety of crudes. Our East Coast refineries have the highest Nelson Complexity Indices on the East Coast, allowing them to process lower cost, heavier, more sour crude oils and giving us a cost advantage over other refineries in the same region. The complexity of our refining assets allows us to produce a higher percentage of more valuable light products. For example, our East Coast refineries produce a greater percentage of distillates versus gasoline than other East Coast refineries and have 100% of the East Coast’s heavy coking capacity. In addition, our Paulsboro refinery produces Group I base oils which are typically priced at a premium to both gasoline and distillates. Similarly, our Toledo refinery is a high-conversion refinery with high gasoline and distillate yields and also produces high-value petrochemical products.

Significant scale and diversification. We currently operate three refineries with a combined crude throughput of 540,000 bpd making us the fifth largest independent refiner in the United States. Our refineries provide us diversification through crude slates, end products, customers and geographic locations. Our scale provides us buying power advantages, and we benefit from the cost efficiencies that result from operating three large refineries.

Recent capital investments and restructuring initiatives to improve financial returns. Since 2006, with the inclusion of investments by prior owners, over $2.9 billion of capital has been invested in our three refineries to improve their operating performance, to meet environmental and regulatory standards, and to minimize the need for near-term capital expenditures. For example, since our acquisition of Delaware City, we have invested more than $500.0 million in turnaround and re-start projects that have improved the cost structure and profitability of the refinery, as well as in the recent strategic development of a new crude rail unloading facility. In addition, we are spending approximately $115.0 million, of which $62.4 million has been spent as of March 31, 2013, to expand and upgrade the existing and construct new rail unloading infrastructure that will allow us to discharge approximately 180,000 bpd of cost advantaged, WTI-based crudes for our Delaware City refinery and, subject to obtaining the necessary permit, Paulsboro refinery. By the end of 2014, 80,000 bpd is expected to be heavy crude and 100,000 bpd is expected to be lighter grades delivered by unit train. In conjunction with the re-start of Delaware City in 2011, we undertook a significant restructuring of the operations to improve its operating cost position, including reductions in labor costs compared to operations before shutdown by Valero, reductions in energy costs and reductions in other ongoing operating and maintenance expenses. Management estimates that the Delaware City restructuring has reduced the refinery’s annual operating expenses by over $200.0 million relative to pre-acquisition operating expense level (without including the rail upgrades). We made significant operating improvements in the first year of our operations by modifying the crude slate and product yield, changing operations of the conversion units and re-starting certain units.

Experienced management team with a demonstrated track record of acquiring, integrating and operating refining assets. Our management team is led by our Executive Chairman of the Board of Directors, Thomas D. O’Malley, who has more than 30 years experience in the refining industry and has led the acquisition of more than 20 refineries during his career. In addition, our executive management team, including our Chief Executive Officer, Thomas J. Nimbley, and our President, Michael D. Gayda, has a proven track record of successfully operating refining assets. Our core management team has significant experience working together, including while at Tosco Corporation and Premcor Inc. These executives have a long history of acquiring refineries at attractive prices and integrating these operations into a single, consolidated platform. For example, we believe we acquired the Paulsboro, Delaware City and Toledo refineries at or near the bottom of the refining cycle at a small fraction of replacement cost. These acquisitions were made at lower prices on a per barrel basis and significantly lower prices on a complexity barrel basis than other comparable acquisitions over the past five years. Our management has invested over $38.3 million in PBF LLC to date.

Our Business Strategy

Our primary goal is to create stockholder value by improving our market position as one of the largest independent refiners and suppliers of petroleum products in the United States. We intend to execute the following strategies to achieve our goal:

Maintain efficient refinery operations. We intend to operate our refineries as reliably and efficiently as possible and further improve our operations by maintaining our costs at competitive levels, seeking to optimize utilization of our refinery asset base, and making focused high-return capital improvements designed to generate incremental profits.

We are continuously looking for ways to improve our overall operating efficiencies. For example, our refineries in Paulsboro and Delaware City are located approximately 30 miles apart from one another on the Delaware River. Both refineries have the capability to process heavy, sour crudes and have complementary operating units, and we exchange certain feedstocks and intermediates between the refineries in an effort to optimize profitability. We are able to recognize cost savings associated with the sharing of crude oil deliveries for these refineries. In addition to allowing us to share crude cargoes transported to our East Coast refineries via water, the construction of our new crude rail unloading facility at Delaware City will also help us realize better crude economics, because we will be able to deliver crude via rail through our own facilities and process WTI-based crudes at both Delaware City and, subject to obtaining the necessary permit, Paulsboro. We employ a small, centralized corporate staff that provides capital control and oversight and have experienced managers making operational decisions at our refineries.

Continue to grow through acquisitions and internal projects. We believe that we will encounter attractive acquisition opportunities as a result of the continuing strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets. In selecting future acquisitions and internal projects, we intend to consider, among other things, the following criteria: performance through the cycle, access to advantageous crude supplies, attractive refined product end market fundamentals, access to storage, distribution and logistics infrastructure, acquisition price and our ability to maintain a conservative capital structure, and synergies with existing assets. We recently formed subsidiaries for the purposes of holding MLP qualifying assets. We own a number of energy-related logistical assets that qualify for an MLP structure. However, we continue to evaluate our strategic alternatives for these assets.

Promote operational excellence in reliability and safety. We will continue to devote significant time and resources toward improving the reliability and safety of our operations. We will seek to improve operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe that a superior reliability record, which can be measured and managed like all other aspects of our business, is inherently tied to safety and profitability.

Create an organization highly motivated to maintain earnings and improve return on capital. We have created an organization in which employees are highly motivated to maintain earnings and improve return on capital. Our cash incentive compensation plan, which covers all non-unionized employees, is solely based on achieving earnings above designated levels. Our equity incentive plan provides participating employees with an equity stake in us and aligns their interests with our investors’ interests.

Our Corporate Structure and Initial Public Offering

We are a holding company and our sole asset is an equity interest in PBF LLC. We are the sole managing member of PBF LLC and operate and control all of the business and affairs and consolidate the financial results of PBF LLC and its subsidiaries. PBF LLC is a holding company for the companies that directly or indirectly own and operate our business.

On December 18, 2012 we completed our initial public offering by issuing 23,567,686 shares of our Class A common stock at a public offering price of $26.00 per share. The proceeds to us from the offering, before deducting underwriting discounts, were approximately $612.8 million, of which we used approximately $571.2 million to purchase 21,967,686 PBF LLC Series A Units from our financial sponsors, Blackstone and First Reserve, and used the remaining $41.6 million of proceeds to purchase 1,600,000 newly-issued PBF LLC Series C Units from PBF LLC, which in turn used these proceeds to pay all of the expenses of the offering, including aggregate underwriting discounts of $33.7 million and other offering expenses of approximately $7.9 million.

As of May 15, 2013, Blackstone and First Reserve and our executive officers and directors and certain employees beneficially owned 72,974,725 PBF LLC Series A Units (we refer to all of the holders of the PBF LLC Series A Units as “the members of PBF LLC other than PBF Energy”) and we owned 23,613,835 PBF LLC Series C Units. The other members of PBF LLC through their holdings of Class B common stock have 75.6% of the voting power in us, and the holders of our issued and outstanding shares of our Class A common stock have 24.4% of the voting power in us. As a result of their current ownership of the Class B common stock and the PBF LLC Series A Units, Blackstone and First Reserve continue (and will continue after this offering) to control us, and we in turn, as the sole managing member of PBF LLC, control PBF LLC and its subsidiaries.

Certain of our officers hold profits interests in PBF LLC (which we refer to as the “PBF LLC Series B Units”), which had no taxable value at the date of issuance, have no voting rights and are designed to increase in value only after our financial sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. In addition, certain of the members of PBF LLC and other employees hold options and warrants to purchase PBF LLC Series A Units.

In May 2013, we received an exchange notice from Blackstone and First Reserve requesting that, in connection with this offering, we exchange an aggregate of 15,950,000 PBF LLC Series A Units held by them (or 18,342,500 PBF LLC Series A Units if the underwriters exercise in full their option to purchase additional shares) for an equivalent number of shares of our Class A common stock pursuant to the terms of the exchange agreement described under “Certain Relationships and Related Transactions—IPO Related Agreements—Exchange Agreement.” We will consummate the exchange immediately prior to this offering and issue an aggregate of 15,950,000 shares of our Class A common stock (or 18,342,500 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares), all of which shares are being offered by the selling stockholders pursuant to this prospectus. The units we acquire from Blackstone and First Reserve will be reclassified as PBF LLC Series C Units in connection with the exchange, and as a result of the exchange, our economic interest in PBF LLC will increase. See “Selling Stockholders” and “Certain Relationships and Related Transactions—IPO Related Agreements” and “—Interest of the Holders of PBF LLC Series B Units in this Offering.”

The diagram below depicts our ownership and organizational structure after giving effect to the exchange by the selling stockholders and this offering (assuming no exercise by the underwriters of their option to purchase 2,392,500 additional shares of our Class A common stock):

See “Certain Relationships and Related Transactions—Our Initial Public Offering” and “—IPO Related Agreements” for further information.

Delaware City Rail Facility Developments

In early 2012, we developed a comprehensive, multi-phase crude-by-rail plan to strategically procure, transport via rail and offload at newly constructed facilities at our Delaware City refinery, WTI-based crudes from Western Canada and the Mid-Continent which provide significant cost advantages versus traditional Brent-based international crudes.

Our first offloading facility, initially commissioned in May 2012, leveraged existing infrastructure at Delaware City, including steam and nitrogen capabilities, to offload crude shipments via rail. Today, this 25-railcar spot facility has a dedicated steaming rack, rail crude unloading capacity of 40,000 bpd and is capable of handling both heavy and light crude oil. In February 2013, we completed a second crude unloading facility at the Delaware City refinery that consists of a double-loop track and 25-railcar spot facility with crude unloading capacity of 70,000 bpd. The double-loop track design is highly efficient with storage capacity for more than two 100-railcar unit trains, and is capable of discharging a unit train in 12 to 16 hours. Collectively, our first two rail unloading facilities were designed to offload 110,000 bpd, consisting of 40,000 bpd of heavy crude oil and 70,000 bpd of light crude oil. However, due to greater operating efficiency, discharge capacity for light crude oil at our dual-loop track has increased from 70,000 bpd to approximately 100,000 bpd. In conjunction with the development of our rail crude unloading facilities at Delaware City, we constructed a railcar storage yard with capacity for 330 railcars that is integral to railcar staging and storage and helps facilitate daily rail traffic at the refinery. Also in February 2013, our board of directors approved a third rail crude offloading project to add an additional 40,000 bpd of heavy crude rail unloading capability at the refinery. The project is expected to cost approximately $62 million and to be completed in 2014. Completion of this third rail project will increase our discharge capacity of heavy crude oil from 40,000 bpd to 80,000 bpd and bring the total rail crude unloading capability up to 180,000 bpd. As a result of our crude rail unloading facility expansion, the delivery of coiled and insulated railcars, the development of crude rail loading infrastructure in Canada and the use of unit trains, we expect to be taking delivery of approximately 80,000 bpd of Canadian heavy crude oil at the Delaware City refinery by the end of 2014.

We recently entered into agreements to lease or purchase a total of 5,900 railcars, including 4,600 coiled and insulated rails cars, which are capable of transporting Canadian heavy crude oils, and 1,300 general purpose cars, which we intend to use to transport lighter crude oils. In addition to the construction of our rail unloading facilities at Delaware City and the execution of our railcar procurement strategy, we also created dedicated crude-by-rail acquisition and rail logistics teams. These teams, staffed by PBF employees in our corporate headquarters, at the Delaware City refinery and in our field office in Calgary, Alberta, are responsible for crude procurement, logistics via rail and monitoring crude-by-rail offloading. In April 2013, we opened a field office in Oklahoma City to augment these activities.

Recent Developments

We recently announced that we have seen an escalation, of approximately 10%, in the cost of renewable fuel credits, known as RINs, required for compliance with the Renewable Fuels Standard. In April 2013, we estimated our full year 2013 RINs expense would be approximately $160 million. Due to the recent price increase for ethanol-linked RINs, we expect our 2013 RINs expense to be higher than our April 2013 estimate as our current estimated expense for the six months ended June 30, 2013 is approximately $90 million. In addition to the direct RINs expense, we estimate that there will be an additional cost of approximately $100 million embedded in the price of ethanol we buy and blend into gasoline. Our RINs purchase obligation is dependent on our actual shipment of on road transportation fuels domestically and the amount of blending achieved.

We recently announced that we are pursuing capital project opportunities designed to increase the profitability of our Toledo refinery. These projects are expected to improve crude sourcing and flexibility, further diversify our product sales into higher margin chemicals and improve the ULSD and total liquid yield from the Toledo refinery. We estimate aggregate capital expenditures related to these projects of approximately $85 million through the end of 2014.

Our board of directors recently authorized us to continue our activities into establishing an MLP, including the formation of subsidiaries to hold MLP-qualifying assets. We have a number of energy-related logistical assets that qualify for an MLP structure. However, we continue to evaluate our strategic alternatives for these assets.

Risk Factors

An investment in our Class A common stock involves a number of risks, including changes in industry-wide refining margins and crude oil price differentials, competition and other material factors, that could materially affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. For a discussion of these risks and other considerations that could negatively affect us, including risks related to this offering and our Class A common stock, see “Risk Factors” and “Forward-Looking Statements” in this prospectus and the documents incorporated by reference into this prospectus.

Company Information

We are a Delaware corporation incorporated on November 7, 2011 with our principal executive offices located at One Sylvan Way, Second Floor, Parsippany, NJ 07054 and our telephone number is (973) 455-7500. Our website address is http://www.pbfenergy.com. The information contained on our website or that is or becomes accessible through our website neither constitutes part of this prospectus nor is incorporated by reference into this prospectus.

The Offering

Class A common stock to be offered by the selling stockholders	15,950,000 shares

Option to purchase additional securities	2,392,500 shares

Class A common stock outstanding immediately after this offering	39,563,835 shares of Class A common stock (or 41,956,335 shares if the underwriters exercise in full their option to purchase additional shares).

Ownership of PBF LLC Units immediately after this offering	57,024,725 PBF LLC Series A Units (or 54,632,225 PBF LLC Series A Units if the underwriters exercise in full their option to purchase additional shares) held by the members of PBF LLC other than PBF Energy and 39,563,835 PBF LLC Series C Units (or 41,956,335 PBF LLC Series C Units if the underwriters exercise in full their option to purchase additional shares) held by PBF Energy. See “—Exchange Rights” below.

Exchange rights	The members of PBF LLC other than PBF Energy have the right pursuant to an exchange agreement to cause PBF LLC to exchange their PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustment for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by Blackstone and First Reserve upon the sale of the shares of our Class A common stock received by them upon such exchange.

In May 2013, we received an exchange notice from Blackstone and First Reserve requesting that, in connection with this offering, we exchange an aggregate of 15,950,000 PBF LLC Series A Units held by them (or 18,342,500 PBF LLC Series A Units if the underwriters exercise in full their option to purchase additional shares) for an equivalent number of shares of our Class A common stock pursuant to the terms of the exchange agreement described under “Certain Relationships and Related Transactions—IPO Related Agreements—Exchange Agreement.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

The holders of PBF LLC Series A Units hold all of the shares of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As the holders exchange their PBF LLC Series A Units for shares of our Class A common stock pursuant to the exchange agreement, the voting power afforded to their shares of Class B common stock will be automatically and correspondingly reduced.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Immediately following this offering, our public stockholders will have 41.0% of the voting power in PBF Energy (or 43.4% if the underwriters exercise in full their option to purchase additional shares), and the members of PBF LLC other than PBF Energy (including Blackstone and First Reserve) by virtue of their shares of Class B common stock will have the remaining voting power in PBF Energy. See “Description of Capital Stock.”

Use of proceeds	We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds (subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by the selling stockholders upon of the sale of their shares in this offering) and bear all commissions and discounts, if any, from the sales of our Class A common stock offered by them pursuant to this prospectus. See “Use of Proceeds,” “Certain Relationships and Related Transactions—IPO Related Agreements—Summary of PBF LLC Series B Units” and “—Interest of the Holders of PBF LLC Series B Units in this Offering,” and “Selling Stockholders.”

Dividend policy

We currently intend to pay quarterly cash dividends of approximately $0.30 per share on our Class A common stock. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our tax receivable agreement and our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant.

Because we are a holding company, our cash flow and ability to pay dividends depends upon the financial results and cash flows of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise from PBF LLC. See “Dividend Policy.”

New York Stock Exchange symbol	“PBF”

Unless we specifically state otherwise, all information in this prospectus:

•	reflects 23,613,835 shares of our Class A common stock outstanding as of May 15, 2013;

•	gives pro forma effect to the exchange by the selling stockholders of 15,950,000 PBF LLC Series A Units for an equivalent number of shares of our Class A common stock;

•	assumes no exercise by the underwriters of their option to purchase 2,392,500 additional shares of our Class A common stock;

•

does not reflect an additional 57,024,725 shares (or 54,632,225 shares if the underwriters exercise in full their option to purchase additional shares) of Class A common stock issuable upon exchange of PBF LLC Series A Units outstanding immediately following this offering; and

•

excludes (a) outstanding options and warrants to purchase 1,240,744 PBF LLC Series A Units, at a weighted average exercise price of $10.42 per unit, of which 912,410 are vested and exercisable immediately following this offering, (b) outstanding options to purchase 805,000 shares of Class A common stock, at a weighted average exercise price of $27.86 per share, none of which are vested or exercisable immediately following this offering and (c) an additional 4,152,386 shares authorized and reserved for issuance for future awards under our 2012 equity incentive plan.

Summary Historical and Pro Forma Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited financial statements included in our 2012 Form 10-K, which are incorporated by reference herein. The summary historical consolidated financial data as of December 31, 2010 has been derived from audited financial statements of PBF LLC, our predecessor for accounting purposes, not included or incorporated by reference in this prospectus. As a result of the Paulsboro and Toledo acquisitions, our historical consolidated financial results only include the results of operations for Paulsboro and Toledo from December 17, 2010 and March 1, 2011, respectively. The information as of and for the three months ended March 31, 2012 and 2013 was derived from the unaudited condensed consolidated financial statements included in our March 31, 2013 Form 10-Q, which is incorporated by reference herein, and includes all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

The summary unaudited pro forma consolidated financial data have been derived by the application of pro forma adjustments to our historical consolidated financial statements included in our 2012 Form 10-K and our March 31, 2013 Form 10-Q, which are incorporated by reference herein. The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2012 gives effect to our initial public offering and related reorganization transactions and the $675.5 million aggregate principal amount of 8.25% Senior Secured Notes due 2020 issued by PBF Holding in February 2012, which we refer to as the “PBF Holding Senior Secured Notes” (as described under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability—Senior Secured Notes Offering” in our 2012 Form 10-K) and the effects of this offering, as if they had occurred on January 1, 2012. The summary unaudited pro forma consolidated statement of operations data for the three months ended March 31, 2013 gives effect to this offering as if it had occurred on January 1, 2013. The summary unaudited pro forma consolidated balance sheet data as of March 31, 2013 gives effect to the aggregate distributions made by PBF LLC subsequent to March 31, 2013 and the effects of the exchange by the selling stockholders and this offering as if they had occurred on January 1, 2013.

The pro forma financial information gives effect to (i) the issuance of the 15,950,000 shares of our Class A common stock to the selling stockholders (assuming the underwriters do not exercise their option to purchase any additional shares) upon exchange of an equivalent number of PBF LLC Series A Units, (ii) an estimated public offering price of $             per share, the five-day average closing price of our Class A common stock on the NYSE from May         , 2013 through May         , 2013, (iii) the increase in PBF Energy’s ownership of PBF LLC from 24.4% to 41.0% (assuming the underwriters do not exercise their option to purchase any additional shares), and (iv) an increase in our estimated undiscounted future liability under the tax receivable agreement of $         million, resulting increases in our net deferred tax asset balances of $         million and estimates of future realizability, and re-calculation of our estimated effective income tax rate. An increase in the estimated per share price would increase our tax basis in the acquired assets. On a pro forma basis, we estimate that a $1.00 per share increase from the assumed $         per share price would increase total deferred income taxes, total tax receivable agreement liability, and total equity by approximately $         million, $         million, and $         million, respectively, and a $1.00 per share decrease from the assumed $         per share price would have a similar inverse impact on the same items.

The estimates and assumptions used in preparation of the pro forma financial information may be materially different from our actual experience in connection with this offering by the selling stockholders.

You should read this information in conjunction with our consolidated financial statements and the related notes thereto, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 6. Selected Financial Data” included in our 2012 Form 10-K and our unaudited condensed consolidated financial statements and the related notes thereto and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our March 31, 2013 Form 10-Q, which are incorporated by reference herein, and the sections entitled “Prospectus Summary—Our Corporate Structure and Initial Public Offering,” and “Unaudited Pro Forma Consolidated Financial Statements” in this prospectus. Our summary unaudited pro forma consolidated financial information is presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance.

	Year Ended December 31, 2010			Pro Forma			Pro Forma
		Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2012	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013	Three Months Ended March 31, 2013
	(in thousands)
Statement of operations data:
Revenues(1)	$210,671	$14,960,338	$20,138,687		$4,716,106	$4,797,847

Cost and expenses
Cost of sales, excluding depreciation	203,971	13,855,163	18,269,078		4,660,193	4,435,101
Operating expenses, excluding depreciation	25,140	658,831	738,824		188,143	206,015
General and administrative expenses	15,859	86,183	120,443		13,814	30,094
Acquisition related expenses(2)	6,051	728	—		—	—
Gain on sale of assets	—	—	(2,329)		(2,503)	—
Depreciation and amortization expense	1,402	53,743	92,238		20,542	26,532

	252,423	14,654,648	19,218,254		4,880,189	4,697,742

(Loss) income from operations	(41,752)	305,690	920,433		(164,083)	100,105

Other (expense) income
Change in fair value of catalyst lease obligation	(1,217)	7,316	(2,768)		(6,348)	(1,339)
Change in fair value of contingent consideration	—	(5,215)	(3,724)		(692)	—
Interest income (expense), net	(1,388)	(65,120)	(108,629)		(31,408)	(21,611)

(Loss) income before income taxes	(44,357)	242,671	805,312		(202,531)	77,155
Income taxes	—	—	(1,275)		—	(7,444)

Net (loss) income	$(44,357)	$242,671	804,037		$(202,531)	69,711

Less—Net income attributable to noncontrolling interest			802,081			58,305

Net income attributable to PBF Energy Inc.			$1,956			$11,406

Adjusted pro forma net income (loss)(3)	$(26,854)	$146,913	$492,492		$(122,552)	$46,686

Balance sheet data (at end of period):
Total assets	$1,274,393	$3,621,109	$4,253,702		$3,951,024	$4,509,073
Total long-term debt(4)	325,064	804,865	729,980		1,087,593	727,548
Total equity	458,661	1,110,918	1,723,545		909,158	1,761,191

Selected financial data:
Adjusted EBITDA(5)	$(28,699)	$388,219	$1,044,073		$(155,725)	$109,081
Capital expenditures(6)	$72,118	$574,883	$222,688		$42,327	$59,153

(1)	Consulting services income provided to a related party was $10 for the year ended December 31, 2010. No consulting services income was earned subsequent to 2010.

(2)	Acquisition related expenses consist of consulting and legal expenses related to the Paulsboro and Toledo acquisitions as well as non-consummated acquisitions.
(3)	Adjusted pro forma net income (loss) is a non-GAAP measure that presents our net income on a basis that assumes the exchange of all PBF LLC Series A units into shares of PBF Energy Inc. Class A common stock on a one-for-one basis, resulting in the elimination of the noncontrolling interest and a corresponding adjustment to our income tax expense. We believe that adjusted pro forma net income (loss), when presented in conjunction with comparable GAAP measures, is useful to investors in understanding our operating and financial performance across different periods and to facilitate an understanding of our operating results. The following table reconciles net income attributable to PBF Energy Inc. to adjusted pro forma net income:

				Pro Forma			Pro Forma
	Year Ended December 31,			Year Ended December 31, 2012	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013	Three Months Ended March 31, 2013
	2010	2011	2012
Net income attributable to PBF Energy Inc.	$—	$—	$1,956	$	$—	$11,406	$
Add: IPO-related expenses(a)	—	—	8,187		—	—
Add: interest expense(b)	—	—	—		—	—
Add: Net income (loss) attributable to the noncontrolling interest(c)	(44,357)	242,671	802,081		(202,531)	58,305
Less: Income tax (expense) benefit(d)	17,503	(95,758)	(319,732)		79,979	(23,025)

Adjusted pro forma net income (loss)	$(26,854)	$146,913	$492,492	$	$(122,552)	$46,686	$

(a)	Represents the elimination of one-time charges associated with our IPO.
(b)	Represents the estimated impact of the PBF Holding Senior Secured Notes offering and the refinancing of existing senior debt.
(c)	Represents the elimination of the noncontrolling interest associated with the ownership of existing Series A Unit holders of PBF Energy Company LLC, as if the holders had fully exchanged their Series A Units for shares of our Class A common stock.
(d)	Represents an adjustment to reflect our current effective corporate tax rate of approximately 39.5% applied to all periods presented. The adjustment assumes the full exchange of existing PBF Energy Company LLC Series A Units as described in (c) above.

(4)	Total long-term debt includes current maturities and our Delaware Economic Development Authority Loan.
(5)	We believe Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance.

Adjusted EBITDA, as presented herein, is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We use this non-GAAP financial measure as a supplement to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Adjusted EBITDA is a measure of operating performance that is not defined by GAAP and should not be considered a substitute for net income as determined in accordance with GAAP.

Also, because Adjusted EBITDA is not calculated in the same manner by all companies, it is not necessarily comparable to other similarly titled measures used by other companies. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•

Although depreciation and amortization are non-cash charges, the asset being depreciated or amortized often will have to be replaced and Adjusted EBITDA does not reflect the cash requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital requirements; and

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness.

The following table reconciles net income (loss) (or, on a pro forma basis, net income attributable to PBF Energy Inc.) to Adjusted EBITDA:

				Pro Forma			Pro Forma
	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012 (f)	Year Ended December 31, 2012 (g)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013 (h)	Three Months Ended March 31, 2013 (i)
	(in thousands)
Net (loss) income	$(44,357)	$242,671	$804,037		$(202,531)	$69,711	$
Income taxes	—	—	1,275		—	7,444
Interest (income) expense, net	1,388	65,120	108,629		31,408	21,611
Depreciation and amortization	1,402	53,743	92,238		20,542	26,532
Stock-based compensation	2,300	2,516	2,954		507	1,020
Acquisition related expense(a)	6,051	728	—		—	—
Non-cash change in market value of inventory repurchase obligation(b)	2,043	18,771	9,271		(6,921)	(11,042)
Non-cash deferral of gross profit on finished product sales(c)	1,257	6,771	19,177		(5,770)	(7,534)
Change in fair value of catalyst lease obligations(d)	1,217	(7,316)	3,724		6,348	1,339
Change in fair value of contingent consideration(e)	—	5,215	2,768		692	—

Adjusted EBITDA	$(28,699)	$388,219	$1,044,073		$(155,725)	$109,081	$

(a)	See footnote (2) above.
(b)	Certain of our crude and feedstock supply agreements require that we repurchase inventory held by our counterparties at a future date at the then fair market value. We are required to record these repurchase obligations at their fair market value at the end of each reporting period. The change in fair market value based on changes in commodity prices is a non-cash charge or benefit included in cost of sales. We add back the impact of the change in market value of these future inventory repurchase obligations in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(c)	We sell our production of light finished products at our Paulsboro and Delaware City refineries to a single counterparty. On a daily basis, the counterparty purchases and pays for the products as they are produced, delivered to the refineries’ storage tanks, and legal title passes to the counterparty. Revenue and gross profit on these product sales are deferred until the products are shipped out of our storage facility, which typically occurs within an average of six days. We add back the non-cash deferral of the gross profit on these product sales in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(d)	We entered into agreements pursuant to which certain precious metals catalyst located at our refineries were sold and leased back for periods of up to three years. We have recorded these transactions as capital leases as we are required to repurchase the precious metals catalyst at its market value at lease termination. We elected the fair value option for accounting for the catalyst repurchase obligations and the change in fair value of the underlying precious metals is recorded in the income statement as a non-cash charge or benefit each reporting period. We add back the impact of the change in fair value of these future precious metal catalyst repurchase obligations in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(e)	In connection with the Toledo acquisition, the seller will be paid an amount equal to 25% of the amount by which the purchased assets’ EBITDA exceeds $125.0 million in a given calendar year through 2016 (pro-rated for 2011 and 2016). The aggregate amount of such payments cannot exceed $125.0 million. The purchased assets’ EBITDA is calculated using calendar year earnings we have earned solely from the purchase of Toledo including reasonable direct and allocated overhead expenses, less any significant extraordinary or non-recurring expenses, and any fees or expenses incurred by us in connection with the Toledo acquisition. A charge or benefit is recorded each reporting period reflecting the change in the estimated fair value of the contingent consideration we expect to pay in connection with our acquisition of the Toledo refinery. We add back the impact of the change in fair value of the contingent consideration in arriving at Adjusted EBITDA to better reflect Adjusted EBITDA on a cash-basis.
(f)	Net income (loss) includes net income attributable to PBF Energy Inc. of $1,956 and net income attributable to noncontrolling interests of $802,081.
(g)	Net income (loss) includes net income attributable to PBF Energy Inc. of $ and net income attributable to noncontrolling interests of $ .
(h)	Net (loss) income includes net income attributable to PBF Energy Inc. of $11,406 and net income attributable to noncontrolling interests of $58,305.
(i)	Net (loss) income includes net income attributable to PBF Energy Inc. of $ and net income attributable to noncontrolling interests of $ .

(6)	Includes expenditures for construction in progress, property, plant and equipment, deferred turnaround costs and other assets.

RISK FACTORS

An investment in our Class A common stock involves a number of risks. Please see the risk factors described below and the risk factors under “Item 1A. Risk Factors” in our 2012 Form 10-K, which are incorporated by reference in this prospectus. You should carefully consider, in addition to the other information contained in this prospectus and the information incorporated by reference herein, these risks before investing in our Class A common stock. These risks could materially affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus and the information incorporated by reference herein, that past experience is no indication of future performance. You should read the section titled “Forward-Looking Statements” for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus and any prospectus supplement.

Risks Related to Our Organizational Structure and Our Class A Common Stock

Our only material asset is our interest in PBF LLC. Accordingly, we depend upon distributions from PBF LLC and its subsidiaries to pay our taxes, meet our other obligations and/or pay dividends in the future.

We are a holding company and all of our operations are conducted through subsidiaries of PBF Holding. We have no independent means of generating revenue and no material assets other than our ownership interest in PBF LLC. Therefore, we depend on the earnings and cash flow of our subsidiaries to meet our obligations, including our indebtedness, tax liabilities and obligations to make payments under our tax receivable agreement. If we or PBF LLC do not receive such cash distributions, dividends or other payments from our subsidiaries, we and PBF LLC may be unable to meet our obligations and/or pay dividends.

We intend to cause PBF LLC to make distributions to its members in an amount sufficient to enable us to cover all applicable taxes at assumed tax rates, make payments owed by us under the tax receivable agreement, and to pay other obligations and dividends, if any, declared by us. To the extent we need funds and PBF LLC or any of its subsidiaries is restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition.

Our ABL Revolving Credit Facility, PBF Holding Senior Secured Notes and certain of our other outstanding debt arrangements include a restricted payment covenant, which restricts the ability of PBF Holding to make distributions to us, and we anticipate our future debt will contain a similar restriction. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. For example, PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets. As a result, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

We are a “controlled company” within the meaning of the NYSE rules. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, Blackstone and First Reserve will continue to control a majority of the combined voting power of all classes of our voting stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement that there be an annual performance evaluation of the corporate governance and compensation committees. We might utilize certain of these exemptions. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and requirements of the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. We are required to file annual, quarterly and current reports with respect to our business and financial condition and to maintain effective disclosure controls and procedures and internal controls over financial reporting. We are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and other public company expenses.

Our internal controls over financial reporting have not been audited and may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and Class A common stock price.

Beginning with the year ending December 31, 2013, pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, and our auditors will be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting. The report by our management must contain, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

As an organization that recently exited the development stage and has grown rapidly through the acquisition of significant operations, we are currently in the process of developing our internal controls over financial reporting and establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. Our internal controls over financial reporting have not been audited and we may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet.

In connection with the preparation of our financial statements during 2012, we identified significant deficiencies regarding the design and implementation of certain commercial transaction controls and management review controls as part of our financial closing process. Management continues to take steps to remediate these issues. We retained a nationally recognized certified public accounting firm to assist us with designing, documenting and implementing our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, we recently hired a Director of Internal Audit and continue to invest in information technology systems in order to support and enhance our internal control environment.

We may not be able to successfully remediate these matters on or before December 31, 2013, the date by which we must comply with Section 404 of the Sarbanes-Oxley Act, and we may have additional deficiencies or material weaknesses in the future. We have not yet determined the costs directly associated with these remediation activities, but they could be substantial.

If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, management may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our debt agreements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting in the future. This could materially adversely affect us and lead to a decline in our Class A common stock price.

We are controlled by Blackstone and First Reserve through their ownership of units of PBF LLC, and their interests may differ from those of our public stockholders.

We are controlled, and after this offering will continue to be controlled, by Blackstone and First Reserve, who after this offering collectively will possess in the aggregate approximately 53.6% of the combined voting power of our common stock (or 51.2% if the underwriters exercise in full their option to purchase additional shares). As a result, Blackstone and First Reserve have the ability to elect all of our directors and thereby control our policies and operations, including the appointment of management, future issuances of securities, the incurrence of debt by us, amendments to our organizational documents and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with our Class A common stockholders’ interests.

For example, Blackstone and First Reserve may have different tax positions which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement described below. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to our Class A common stockholders or us. See “Certain Relationships and Related Transactions.”

Blackstone and First Reserve may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our Class A common stockholders. For example, they could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. So long as they continue to beneficially own a majority of the combined voting power of us and PBF LLC, they will have the ability to control the vote in any election of directors. In addition, pursuant to the stockholders agreement we entered into with Blackstone and First Reserve, Blackstone and First Reserve have the ability to nominate a number of our directors, including a majority of our directors, so long as certain ownership thresholds are maintained. See “Certain Relationships and Related Transactions—IPO Related Agreements—Stockholders Agreement.” This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company. Lastly, Blackstone and First Reserve are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Blackstone or First Reserve. They may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We will be required to pay the holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits we may claim arising in connection with our initial public offering, this offering and future exchanges of PBF LLC Series A Units for shares of our Class A Common Stock and related transactions, and the amounts we may pay could be significant.

We are party to a tax receivable agreement that provides for the payment from time to time by PBF Energy to the holders of PBF LLC Series A Units and PBF LLC Series B Units of 85% of the benefits, if any, that PBF

Energy is deemed to realize as a result of (i) the increases in tax basis resulting from its acquisitions of PBF LLC Series A Units, including such acquisitions in connection with our initial public offering, this offering or in the future and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement.”

We expect that the payments that we may make under the tax receivable agreement will be substantial. As of March 31, 2013, we have recognized a liability for the tax receivable agreement of $160.0 million reflecting our estimate of the undiscounted amounts that we expect to pay under the agreement due to exchanges that occurred prior to that date, and to range over the next five years from approximately $1.0 million to $18.1 million per year and decline thereafter. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that additional future payments under the tax receivable agreement relating to the exchange by the selling stockholders in connection with this offering to aggregate $             million (or $             million if the underwriters exercise in full their option to purchase additional shares) and to range over the next five years from approximately $             million to $             million per year (or approximately $             million to $             million per year if the underwriters exercise in full their option to purchase additional shares) and decline thereafter. Future payments by us in respect of subsequent exchanges of PBF LLC Series A Units would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates based on assumptions that are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of PBF Energy’s Class A common stock as contemplated by the tax receivable agreement, the price of PBF Energy’s Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of PBF Energy’s income. The actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and/or (ii) distributions to PBF Energy by PBF LLC are not sufficient to permit PBF Energy, after it has paid its taxes and other obligations, to make payments under the tax receivable agreement. The payments under the tax receivable agreement are not conditioned upon any recipient’s continued ownership of us.

In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. These provisions may deter a change in control of our company.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, PBF Energy’s (or its successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including (i) that PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, in each of these instances, we would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of our Class A common stock equals $         per share of Class A common stock (the assumed public offering price) and that LIBOR were to be 1.85%, we estimate that, as of March 31, 2013 and after giving pro forma effect for this offering, the aggregate amount of these accelerated payments would have been approximately $             million if triggered immediately on such date. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. We may not be able to finance our obligations under the tax receivable agreement and our existing indebtedness may limit our subsidiaries’ ability to make distributions to us to pay these obligations. These provisions may deter a potential sale of our Company to a third party and may otherwise make it less likely a third party would enter into a change of control transaction with us.

Moreover, payments under the tax receivable agreement will be based on the tax reporting positions that we determine in accordance with the tax receivable agreement. We will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that we actually realize in respect of (i) the increases in tax basis resulting from our purchases or exchanges of PBF LLC Series A Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

We cannot assure you that we will continue to declare dividends or have the available cash to make dividend payments.

Although we currently intend to pay quarterly cash dividends on our Class A common stock, the declaration, amount and payment of any dividends will be at the sole discretion of our board of directors. We are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. Because PBF Energy is a holding company with no material assets (other than the equity interests of its direct subsidiary), its cash flow and ability to pay dividends is dependent upon the financial results and cash flows of its indirect subsidiary PBF Holding and its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of PBF Energy are separate and distinct legal entities and have no obligation to make any funds available to it. As a result, if we do not declare or pay dividends you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

Anti-takeover and certain other provisions in our certificate of incorporation and bylaws and Delaware law may discourage or delay a change in control.

Our certificate of incorporation and bylaws contain provisions which could make it more difficult for stockholders to effect certain corporate actions. Among other things, these provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;

•

prohibit stockholder action by written consent after the date on which Blackstone and First Reserve collectively cease to beneficially own at least a majority of all of the outstanding shares of our capital stock entitled to vote;

•

restrict certain business combinations with stockholders who obtain beneficial ownership of a certain percentage of our outstanding common stock after the date Blackstone and First Reserve and their affiliates collectively cease to beneficially own at least 5% of all of the outstanding shares of our capital stock entitled to vote;

•

provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, or Blackstone or First Reserve, for so long as Blackstone or First Reserve, in its individual capacity as the party calling the meeting, continues to beneficially own at least 25% of the total voting power of all the then outstanding shares of our capital stock, and establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at stockholder meetings; and

•

provide that on and after the date Blackstone and First Reserve collectively cease to beneficially own a majority of all of the outstanding shares of our capital stock entitled to vote, our stockholders may only amend our bylaws with the approval of 75% or more of all of the outstanding shares of our capital stock entitled to vote.

These anti-takeover provisions and other provisions of Delaware law may have the effect of delaying or deterring a change of control of our company. Certain provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock. See “Description of Capital Stock.”

In addition, in connection with our initial public offering, we entered into a stockholders agreement with Blackstone and First Reserve pursuant to which they are entitled to nominate a number of directors so long as certain ownership thresholds are maintained. See “Certain Relationships and Related Transactions—IPO Related Agreements—Stockholders Agreement.”

Our Class A common stock has only traded since December 13, 2012. The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Our Class A common stock has only traded since December 13, 2012. The stock markets generally may experience significant volatility, often unrelated to the operating performance of the individual companies whose securities are publicly traded. The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations due to a number of factors including:

•	variations in actual or anticipated operating results or dividends, if any, to stockholders;

•	changes in, or failure to meet, earnings estimates of securities analysts;

•	market conditions in the oil refining industry;

•	litigation and government investigations;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business or industry;

•	general economic and stock market conditions; and

•	the availability for sale, or sales, of a significant number of shares of our Class A common stock in the public market.

These and other factors may cause the market price of our Class A common stock to decrease significantly, which in turn would adversely affect the value of your investment.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

Future sales of our shares of Class A common stock could cause our stock price to decline.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate. In addition, any shares of Class A common stock that we issue, including under any equity incentive plans, would dilute the percentage ownership of the holders of our Class A common stock.

The shares of Class A common stock offered by the selling stockholders under this prospectus, as well as the shares sold in our initial public offering and issuable under our 2012 equity incentive plan, will be freely tradable without restriction in the United States, unless purchased or held by one of our affiliates. We are also party to a registration rights agreement with the other members of PBF LLC pursuant to which we continue to be required to register under the Securities Act and applicable state securities laws the resale of the shares of Class A common stock issuable to them upon exchange of PBF LLC Series A Units. We intend to register up to 6,464,351 shares of our Class A common stock issued or issuable to certain holders of PBF LLC Series A Units (other than Blackstone and First Reserve), which shares thereafter may be sold in the public markets, subject to the lock-up agreements described below. Our shares also may be sold under Rule 144 under the Securities Act depending on the holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

In connection with this offering, we, our executive officers and directors and Blackstone and First Reserve have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, during the period ending 90 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. See “Underwriting.” The underwriters may, in their sole discretion and without notice, waive or release all or any portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. The underwriters of our initial public offering granted such a waiver and release in order to permit us to file the registration statement of which this prospectus forms a part and for us and the selling stockholders to consummate this offering. Subject to the terms of the lock-up agreements, we also may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference into this prospectus contain “forward-looking statements” that involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make in this prospectus or the documents incorporated herein by reference relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends and the information referred to under “Capitalization” and “Unaudited Pro Forma Consolidated Financial Statements” in this prospectus and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2012 Form 10-K and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our March 31, 2013 Form 10-Q are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as “cautionary statements,” are disclosed under “Risk Factors” in this prospectus and “Item 1A. Risk Factors” in our 2012 Form 10-K and elsewhere in this prospectus and documents incorporated by reference into this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and documents incorporated by reference into this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	supply, demand, prices and other market conditions for our services;

•	the effects of competition in our markets;

•	changes in currency exchange rates, interest rates and capital costs;

•	adverse developments in our relationship with both our key employees and unionized employees;

•	our ability to operate our businesses efficiently, manage capital expenditures and costs (including general and administrative expenses) tightly and generate earnings and cash flow;

•	our substantial indebtedness;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•

payments to the holders of PBF LLC Series A Units and PBF LLC Series B Units under our tax receivable agreement for certain tax benefits we may claim, and our assumptions regarding payments arising under the tax receivable agreement and other arrangements relating to our organizational structure;

•	our expectations with respect to our acquisition activity;

•

our expectations with respect to our capital improvement projects including the development and expansion of our Delaware City crude unloading facility and obtaining a permit to transfer crude to Paulsboro;

•	the possibility that we might reduce or not make further dividend payments;

•	our ability to retain key employees;

•	the costs of being a public company, including Sarbanes-Oxley Act compliance;

•	any decisions we make with respect to our energy-related logistical assets that could qualify for an MLP structure;

•	the possibility that the interests of Blackstone and First Reserve will conflict with ours; and

•	the impact of any offerings pursuant to this prospectus or otherwise, including resulting tax implications.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus and documents incorporated by reference into this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements.

Our forward-looking statements also include estimates of the total amount of payments, including annual payments, under our tax receivable agreement. These estimates are based on assumptions that are subject to change due to various factors, including, among other factors, the timing of exchanges of PBF LLC Series A Units for shares of our Class A common stock as contemplated by the tax receivable agreement, the price of our Class A common stock at the time of such exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income. See “Risk Factors—Risks Related to Our Organizational Structure and Our Class A Common Stock—We will be required to pay the holders of PBF LLC Series A Units and PBF LLC Series B Units for certain tax benefits we may claim arising in connection with our initial public offering, this offering and future exchanges of PBF LLC Series A Units for shares of our Class A Common Stock and related transactions, and the amounts we may pay could be significant” and “—In certain cases, payments by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement. These provisions may deter a change in control of our company.”

Our forward-looking statements in this prospectus or the documents incorporated herein by reference speak only as of the date on which they are made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds (subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by the selling stockholders upon of the sale of their shares in this offering) from the sales of shares of our Class A common stock offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of these shares of our Class A common stock, but we will bear the costs associated with this registration in accordance with the registration rights agreement. The selling stockholders will bear any underwriting commissions and discounts attributable to their sale of our Class A common stock. See “Certain Relationships and Related Transactions—IPO Related Agreements—Summary of PBF LLC Series B Units” and “—Interest of the Holders of PBF LLC Series B Units in this Offering.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock has traded on the New York Stock Exchange under the symbol “PBF” since December 13, 2012. Prior to that date, there was no public market for our Class A common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock, as reported by the New York Stock Exchange, since December 13, 2012, and dividends declared per share of our Class A common stock.

	Price Range		Dividends per share of Class A Common Stock
2013	High	Low
First Quarter ended March 31, 2013	$42.50	$27.10	$0.30
Second Quarter through May , 2013			$0.30	(1)

2012
Fourth Quarter ended December 31, 2012 (December 13, 2012 - December 31, 2012)	$29.05	$26.00	—

(1)	Payable on June 7, 2013 to holders of record on May 21, 2013.

The closing sale price of our Class A common stock, as reported by the New York Stock Exchange, on May 23, 2013, was $30.59 per share. As of May 22, 2013, there were 5 holders of record of our Class A common stock.

Dividend Policy

Subject to the following paragraphs, we currently intend to continue to pay quarterly cash dividends of approximately $0.30 per share on our Class A common stock.

The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our tax receivable agreement and our subsidiaries’ outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. In addition, we expect that to the extent we declare a dividend for a particular quarter, our cash flow from operations for that quarter will substantially exceed any dividend payment for such period. Because any future declaration or payment of dividends will be at the sole discretion of our board of directors, we do not expect that any such dividend payments will have a material adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long-term. Although we have the ability to borrow funds and sell assets to pay future dividends (subject to certain limitations in our ABL Revolving Credit Facility and the PBF Holding Senior Secured Notes), we intend to fund any future dividends out of our cash flow from operations and, as a result, we do not expect to incur any indebtedness or to use the proceeds from equity offerings to fund such payments.

We are a holding company and have no material assets other than our ownership interests of PBF LLC. In order for us to pay any dividends, we will need to cause PBF LLC to make distributions to us and the holders of PBF LLC Series A Units, and PBF LLC will need to cause PBF Holding to make distributions to it, in an amount sufficient to cover cash dividends, if any, declared by us. PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets. As a result, PBF LLC may be unable to obtain cash from PBF Holding to satisfy our obligations and make payments to our stockholders, if any. If PBF LLC makes such distributions to us, the holders of PBF LLC Series A Units will also be entitled to receive distributions pro rata in accordance with the number of units held by them and us.

The ability of PBF Holding to pay dividends and make distributions to PBF LLC is, and in the future may be, limited by covenants in our ABL Revolving Credit Facility, the PBF Holding Senior Secured Notes and other debt instruments. Subject to certain exceptions, our ABL Revolving Credit Facility and the indenture governing the PBF Holding Senior Secured Notes prohibit PBF Holding from making distributions to PBF LLC if certain defaults exist. In addition, both the indenture and our ABL Revolving Credit Facility contain additional restrictions limiting PBF Holding’s ability to make distributions to PBF LLC. Subject to certain exceptions, the restricted payment covenant under the indenture restricts PBF Holding from making cash distributions unless its fixed charge coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 after giving pro forma effect to such distributions and such cash distributions do not exceed an amount equal to the aggregate net equity proceeds received by it (either as a result of certain capital contributions or from the sale of certain equity or debt securities) plus 50% of its consolidated net income (or less 100% of consolidated net loss) which is defined to exclude certain non-cash charges, such as impairment charges, plus certain other items. Two important exceptions to the foregoing are (i) a permission to pay up to the greater of $100.0 million and 1% of PBF Holding’s total assets and (ii) a permission to pay an additional $200.0 million subject to compliance with a total debt ratio of 2 to 1. Our ABL Revolving Credit Facility generally restricts PBF Holding’s ability to make cash distributions if (x) the aggregate amount of such distributions exceeds the then existing available amount basket (as defined by the ABL Revolving Credit Facility) and (y) before and after giving effect to any such distribution, (a) it fails to have pro forma excess availability under the facility greater than an amount equal to 17.5% of the lesser of (1) the then existing borrowing base and (2) the then current aggregate revolving commitment amount, which as of March 31, 2013 was $1.575 billion or (b) it fails to maintain on a pro forma basis a fixed charge coverage ratio, as defined by the ABL Revolving Credit Facility, of at least 1.1 to 1.0. As a result, we cannot assure you that PBF Holding will be able to make distributions to PBF LLC in order for PBF LLC to make distributions to us. If that is the case, it is unlikely that we will be able to declare dividends as contemplated herein.

Based upon our operating results for the year ended December 31, 2012, PBF Holding would have been permitted under its ABL Revolving Credit Facility and indenture to pay distributions to PBF LLC so that PBF LLC could make distributions to its members, including us, in amounts sufficient to enable us to pay a quarterly dividend at the rate specified above. The ability of PBF Holding to comply with the foregoing limitations and restrictions is, to a significant degree, subject to its operating results, which is dependent on a number of factors outside of our control. As a result, we cannot assure you that we will be able to declare dividends as contemplated herein. See “Risk Factors—Risks Related to Our Organizational Structure and Class A Common Stock—We cannot assure you that we will continue to declare dividends or have the available cash to make dividend payments.”

We did not pay any dividends on our Class A common stock during 2012.

PBF LLC made pre-IPO cash distributions to its members in the amount of $161.0 million during 2012. During the three months ended March 31, 2013, PBF Holding paid $33.0 million in distributions to PBF LLC. PBF LLC used $29.0 million of this amount ($0.30 per unit) to make a distribution to its members, of which $7.1 million was distributed to PBF Energy and the balance was distributed to its other members. PBF Energy used this $7.1 million to pay equivalent cash dividends of $0.30 per share of Class A common stock on March 15, 2013. PBF LLC used the remaining $4.0 million from PBF Holding’s distribution to make a tax distribution to its members, with $17,000 distributed to PBF Energy, on account of PBF LLC’s 2012 taxable income for pre-IPO and post-IPO periods that was not subject to tax distributions for 2012.

In addition, subsequent to March 31, 2013, PBF Holding made aggregate distributions to PBF LLC of $71.1 million. PBF LLC, in turn, (a) distributed $42.1 million to its members (PBF Energy’s share of such distributions was $6.5 million) on account of tax withholding obligations and tax distributions relating to the three months ended March 31, 2013 and for the year ended December 31, 2012, including the pre-IPO period from January 1, 2012 to December 17, 2012, and (b) declared a distribution to its members of $29.0 million ($0.30 per unit) payable on June 7, 2013, of which $7.1 million will be paid to PBF Energy. PBF Energy will use this $7.1 million to pay its previously declared equivalent cash dividend of $0.30 per share of Class A common stock, payable on June 7, 2013.

PBF LLC will continue to make tax distributions to its members in accordance with its amended and restated limited liability company agreement.

Assuming approximately 96,588,561 PBF LLC Series A Units and PBF LLC Series C Units outstanding immediately following the offering, the aggregate annual distributions which are anticipated to be required to be made by PBF Holding to PBF LLC, such that PBF LLC may make an equivalent distribution to its members (including PBF Energy) in order for PBF Energy to pay the anticipated $0.30 per quarter cash dividend on its Class A common stock would be approximately $115.9 million. If PBF Energy had paid an equivalent $0.30 per share quarterly cash dividend on its Class A common stock during the year ended December 31, 2012, this would have represented the equivalent of approximately 11.1% of its Adjusted EBITDA for such period. As of December 31, 2012, PBF Holding had cash and cash equivalents of $285.9 million and approximately $313.3 million of unused borrowing availability under its ABL Revolving Credit Facility to fund its operations, if necessary. Accordingly, as of December 31, 2012, PBF Holding had sufficient cash and cash equivalents available to it to make distributions to PBF LLC, in order for PBF LLC to make pro rata distributions to its members, including PBF Energy, necessary to fund in excess of one year’s cash dividend payments by PBF Energy. We believe our and our subsidiaries’ available cash and cash equivalents, other sources of liquidity to operate our business and operating performance provides us with a reasonable basis for our assessment that we can support our intended dividend policy.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2013:

•	on an actual basis;

•

on an as adjusted basis to reflect aggregate distributions of $71.1 million made by PBF Holding to PBF LLC, which in turn distributed $13.6 million to PBF Energy (of which $7.1 million will be used to pay its previously declared cash dividend of $0.30 per share of Class A common stock, payable on June 7, 2013) and $57.5 million to its other members. The effects of these distributions and dividends would decrease cash and cash equivalents by $64.6 million, decrease retained earnings by $7.1 million and decrease noncontrolling interest by $57.5 million; and

•

on a pro forma as further adjusted basis for this offering and the pro forma adjustments set forth under “Unaudited Pro Forma Consolidated Financial Statements” and the related notes thereto (assuming the underwriters do not exercise their option to purchase any additional shares).

This information should be read in conjunction with sections entitled “Prospectus Summary—Our Corporate Structure and Initial Public Offering” and “—Summary Historical and Pro Forma Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Statements” and “Description of Capital Stock” included elsewhere in this prospectus, as well as “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical condensed consolidated financial statements and related notes thereto included in our March 31, 2013 Form 10-Q, which are incorporated by reference in this prospectus.

	As of March 31, 2013
	Actual	As Adjusted	Pro Forma As Further Adjusted
Cash and cash equivalents	$404,088	$339,498	$

Debt:
Long-term debt (including current portion)(1)	727,548	727,548

Equity:
Class A common stock, par value $0.001 per share, 1,000,000,000 shares authorized, 23,613,835 shares issued and outstanding on a historical basis, and shares issued and outstanding on a pro forma basis	24	24
Class B common stock, par value $0.001 per share, 1,000,000 shares authorized, 41 shares issued and outstanding on a historical basis, and shares issued and outstanding on a pro forma basis	—	—		—
Preferred stock, par value $0.001 per share, 100,000,000 shares authorized, none issued and outstanding on a historical or pro forma basis	—	—		—
Additional paid-in capital	418,322	418,322		—
Retained earnings	6,278	(806)		—
Accumulated other comprehensive loss	(87)	(87)		—

Total equity attributable to the Company	424,537	417,453		—
Noncontrolling interest	1,336,654	1,279,148		—

Total equity	1,761,191	1,696,601		—

Total capitalization(2)	2,488,739	2,424,149		—

(1)

Actual long-term debt includes our Delaware Economic Development Authority Loan of $16.0 million and unamortized original issue discount of $9.0 million related to the PBF Holding Senior Secured Notes. For additional information on our long-term debt, see footnote 9 “Credit Facility and Long-Term Debt” of “Notes to Consolidated Financial Statements” contained in our 2012 Form 10-K and footnote 7 “Delaware Economic Development Authority Loan” of “Notes to Condensed Consolidated Footnotes” contained in our March 31, 2013 Form 10-Q, which are incorporated by reference in this prospectus.
(2)	As our obligations under the tax receivable agreement do not meet the definition of either debt or equity we have not included our obligations under the tax receivable agreement within the capitalization table above. As described in our pro forma financial statements, the tax receivable agreement liability is estimated to increase from $160.0 million to $ million, an increase of $ million as a result of this offering and the corresponding tax benefit expected to be generated in future years from this transaction. See “Unaudited Pro Forma Consolidated Financial Statements.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements are presented to show how we might have looked if our initial public offering and related organizational transactions described elsewhere in this prospectus, the PBF Holding Senior Secured Notes offering, and the consummation of this offering had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements, included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 have been derived by starting with our financial data and giving pro forma effect to the consummation of our initial public offering and related reorganization transactions described elsewhere in this prospectus, the PBF Holding Senior Secured Notes offering, and the effects of this offering as if they had occurred on January 1, 2012. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2013 have been derived by starting with our unaudited financial data and giving pro forma effect to this offering as if it had occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet as of March 31, 2013 gives effect to aggregate distributions of $71.1 million made subsequent to March 31, 2013 by PBF Holding to PBF LLC, which in turn distributed $13.6 million to PBF Energy (of which $7.1 million will be used to pay its previously declared cash dividend of $0.30 per share of Class A common stock, payable on June 7, 2013) and $57.5 million to its other members, and the effects of this offering as if they had occurred on March 31, 2013.

We have also provided supplemental unaudited pro forma consolidated statements of operations for the year ended December 31, 2012 and the three months ended March 31, 2013, and a supplemental unaudited pro forma consolidated balance sheet as of March 31, 2013. In addition to the pro forma adjustments outlined above, such supplemental unaudited pro forma information is provided to give effect to an exchange of all the remaining PBF LLC Series A Units for shares of our Class A common stock concurrent with the offering. The supplemental unaudited pro forma financial information is presented for illustrative purposes only as future exchanges of PBF LLC Series A Units for shares of our Class A common stock are dependent on numerous factors outside of our control and such future exchanges are not directly attributable to this offering.

The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

The pro forma adjustments for March 31, 2013 and for the three months then ended principally give effect to:

•

the consummation of this offering and the associated impact on income tax expense, the net income attributable to PBF Energy and the noncontrolling interest, and the effects of the tax receivable agreement. See “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement”; and

•

aggregate distributions of $71.1 million made subsequent to March 31, 2013 by PBF Holding to PBF LLC, which in turn distributed $13.6 million to PBF Energy (of which $7.1 million will be used to pay its previously declared cash dividend of $0.30 per share of Class A common stock, payable on June 7, 2013) and $57.5 million to its other members.

The pro forma adjustments for the year ended December 31, 2012 principally give effect to:

•	the impact on interest expense as a result of the PBF Holding Senior Secured Notes offering and the refinancing of our existing senior debt;

•

the completion of our initial public offering and related organizational transactions and the associated impact on income tax expense and the net income attributable to PBF Energy Inc. and the noncontrolling interest;

•	an adjustment for certain one-time expenses of our initial public offering; and

•	the consummation of this offering and the associated impact on income tax expense, and the net income attributable to PBF Energy and the noncontrolling interest.

The pro forma financial information gives effect to (i) the issuance of the 15,950,000 shares of our Class A common stock to the selling stockholders (assuming the underwriters do not exercise their option to purchase any additional shares) upon exchange of an equivalent number of PBF LLC Series A Units, (ii) an estimated public offering price of $             per share, the five-day average closing price of our Class A common stock on the NYSE from May         , 2013 through May         , 2013, (iii) the increase in PBF Energy’s ownership of PBF LLC from 24.4% to 41.0% (assuming the underwriters do not exercise their option to purchase any additional shares), and (iv) an increase in our estimated undiscounted future liability under the tax receivable agreement of $         million, resulting increases in our net deferred tax asset balances of $         million and estimates of future realizability, and re-calculation of our estimated effective income tax rate. An increase in the estimated per share price would increase our tax basis in the acquired assets. On a pro forma basis, we estimate that a $1.00 per share increase from the assumed $         per share price would increase total deferred income taxes, total tax receivable agreement liability, and total equity by approximately $         million, $         million, and $         million, respectively, and a $1.00 per share decrease from the assumed $         per share price would have a similar inverse impact on the same items.

The estimates and assumptions used in preparation of the pro forma financial information may be materially different from our actual experience in connection with this offering by the selling stockholders.

The unaudited pro forma consolidated balance sheet and statements of operations and supplemental unaudited consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “Prospectus Summary—Our Corporate Structure and Initial Public Offering,” “Use of Proceeds” and “Capitalization” in this prospectus and “Item 6. Selected Financial Data,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” and our historical consolidated financial statements and related notes thereto in our 2012 Form 10-K and our unaudited condensed consolidated financial statements and the related notes thereto and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our March 31, 2013 Form 10-Q, which are incorporated by reference herein.

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2013

	Actual	Pro Forma Adjustments(a)	Pro Forma	Pro Forma Adjustments		Pro Forma As Further Adjusted
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$404,088	$(64,590)	$339,498
Accounts receivable, net	662,846	—	662,846
Inventories	1,450,518	—	1,450,518
Deferred tax asset	5,635		5,635
Prepaid expenses and other current assets	28,590	—	28,590

Total current assets	2,551,677	(64,590)	2,487,087
Property, plant and equipment, net	1,658,291	—	1,658,291
Deferred tax asset	107,500	—	107,500		(b)
Deferred charges and other assets, net	191,605	—	191,605

Total assets	$4,509,073	$(64,590)	$4,444,483

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$476,220	$—	$476,220
Accrued expenses	1,139,153	—	1,139,153
Payable to related parties pursuant to tax receivable agreement	1,007	—	1,007
Deferred revenue	212,347	—	212,347

Total current liabilities	1,828,727	—	1,828,727
Delaware Economic Development Authority loan	16,000	—	16,000
Long-term debt	711,548	—	711,548
Payable to related parties pursuant to tax receivable agreement	159,004	—	159,004		(b)
Other long-term liabilities	32,603	—	32,603

Total liabilities	2,747,882	—	2,747,882
Commitments and contingencies
Equity:
Class A common stock	24	—	24		(c)
Class B common stock	—	—	—
Preferred stock	—
Additional paid-in capital	418,322	—	418,322		(c)
Retained Earnings	6,278	(7,084)	(806)
Accumulated other comprehensive loss	(87)	—	(87)

PBF Energy Inc. equity	424,537	(7,084)	417,453
Noncontrolling interest	1,336,654	(57,506)	1,279,148		(d)

Total Equity	1,761,191	(64,590)	1,696,601

Total Liabilities and Equity	$4,509,073	$(64,590)	$4,444,483

Supplemental Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2013

	Actual	Pro Forma Adjustments(a)	Pro Forma	Pro Forma Adjustments		Pro Forma, As Further Adjusted
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$404,088	$(64,590)	$339,498
Accounts receivable, net	662,846	—	662,846
Inventories	1,450,518	—	1,450,518
Deferred tax asset	5,635		5,635
Prepaid expenses and other current assets	28,590	—	28,590

Total current assets	2,551,677	(64,590)	2,487,087
Property, plant and equipment, net	1,658,291	—	1,658,291
Deferred tax asset	107,500	—	107,500		(e)
Deferred charges and other assets, net	191,605	—	191,605

Total assets	$4,509,073	$(64,590)	$4,444,483

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$476,220	$—	$476,220
Accrued expenses	1,139,153	—	1,139,153
Payable to related parties pursuant to tax receivable agreement	1,007		1,007
Deferred revenue	212,347	—	212,347

Total current liabilities	1,828,727	—	1,828,727
Delaware Economic Development Authority loan	16,000	—	16,000
Long-term debt	711,548	—	711,548		(e)
Payable to related parties pursuant to tax receivable agreement	159,004	—	159,004
Other long-term liabilities	32,603	—	32,603

Total liabilities	2,747,882	—	2,747,882
Commitments and contingencies
Equity:
Class A common stock	24	—	24		(f)
Class B common stock	—	—	—
Preferred stock	—
Additional paid-in capital	418,322	—	418,322		(f)
Retained Earnings	6,278	(7,084)	(806)
Accumulated other comprehensive loss	(87)	—	(87)

PBF Energy Inc. equity	424,537	(7,084)	417,453
Noncontrolling interest	1,336,654	(57,506)	1,279,148		(f)

Total Equity	1,761,191	(64,590)	1,696,601

Total Liabilities and Equity	$4,509,073	$(64,590)	$4,444,483

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)	Reflects the net effect on cash and cash equivalents, retained earnings and noncontrolling interests of the payment of aggregate distributions of $71.1 million made subsequent to March 31, 2013 by PBF Holding to PBF LLC, which in turn distributed $13.6 million to PBF Energy (of which $7.1 million will be used to pay its previously declared cash dividend of $0.30 per share of Class A common stock, payable on June 7, 2013) and $57.5 million to its other members. The effects of these distributions and dividends would decrease cash and cash equivalents by $64.6 million, decrease retained earnings by $7.1 million and decrease noncontrolling interest by $57.5 million.

(b)	Reflects adjustments to give effect to impacts related to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement”) based on the following assumptions:

•

we will record an increase of $             million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 39.5% (which includes a provision for U.S. federal, state, and local income taxes);

•

we will record $             million, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•

we will record an increase of $             million in deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment;

•

we will record a decrease of $             million to additional paid-in-capital, which is an amount equal to the difference between the increase in deferred tax assets and liabilities and the increase in the liability due to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(c)	Represents adjustments to equity reflecting (i) par value for Class A common stock to be outstanding following this offering, (ii) a decrease of $ million of additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (c) above, and (iii) an increase of $ million of additional paid-in-capital to allocate a portion of PBF Energy’s equity from the noncontrolling interest.

(d)	Immediately following this offering, the noncontrolling interest, based on the assumptions to the pro forma information, will be %. Pro forma noncontrolling interest represents % of the pro forma equity of PBF LLC of $ billion, which differs from the pro forma equity of PBF Energy as the former is not affected by the adjustments related to the tax receivable agreement described in footnote (b).

(e)	Future exchanges of PBF LLC Series A Units for our Class A common stock, or purchases of PBF LLC Series A Units by us, could result in changes to our deferred tax asset, deferred tax liabilities and amounts owed under our tax receivable agreement. These adjustments give effect to the tax receivable agreement (as described in “Certain Relationships and Related Transactions—IPO Related Agreements—Tax Receivable Agreement”) assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering. These adjustments do not reflect the effects of this offering and are provided for illustrative purposes only. These adjustments are based on the following assumptions:

•

we will record an increase of $             million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 39.5% (which includes a provision for U.S. federal, state, and local income taxes);

•

we will record $             million, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•

we will record an increase of $             million in deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment;

•

we will record a decrease of $             million to additional paid-in-capital, which is an amount equal to the difference between the increase in deferred tax assets and liabilities and the increase in the liability due to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement; and

•	there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(f)	Represents adjustments to equity assuming all of the PBF LLC Series A Units are sold to us or exchanged for our Class A common stock concurrent with the offering. The adjustments do not reflect this offering and are provided for illustrative purposes only. The adjustments to equity reflect (i) par value for Class A common stock to be outstanding following this offering; (ii) a decrease of $ million in additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (e) above and (iii) elimination of the noncontrolling interest.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended

March 31, 2013

	Actual	Pro Forma Adjustments(g)		Pro Forma
	(in thousands)
Revenues	4,797,847

Costs and expenses:
Cost of sales, excluding depreciation	4,435,101
Operating expenses, excluding depreciation	206,015
General and administrative expenses	30,094
Depreciation and amortization expense	26,532

	4,697,742

Income (loss) from operations	100,105

Other Income (expense)
Change in fair value of catalyst lease obligation	(1,339)
Change in fair value of contingent consideration	—
Interest expense, net	(21,611)

Income before income taxes	77,155
Income tax (expense) benefit	(7,444)		(h)

Net income (loss)	69,711
Less—net income (loss) attributable to noncontrolling interest	58,305		(i)

Net income (loss) attributable to PBF Energy Inc.	$11,406

Weighted Average Shares of Class A Common Stock Outstanding(j)
Basic	23,589,687
Diluted	97,415,576
Net Income available to Class A common stock per share(j)
Basic	$0.48
Diluted	$0.48

Supplemental Unaudited Pro Forma Condensed Consolidated

Statement of Operations For the Three Months Ended

March 31, 2013

	Actual	Pro Forma Adjustments(k)		Pro Forma
	(in thousands)
Revenues	4,797,847

Costs and expenses:
Cost of sales, excluding depreciation	4,435,101
Operating expenses, excluding depreciation	206,015
General and administrative expenses	30,094
Depreciation and amortization expense	26,532

	4,697,742

Income (loss) from operations	100,105

Other Income (expense)
Change in fair value of catalyst lease obligation	(1,339)
Change in fair value of contingent consideration	—
Interest expense, net	(21,611)

Income before income taxes	77,155
Income tax expense (benefit)	(7,444)		(h)

Net income (loss)	69,711
Less—net income (loss) attributable to noncontrolling interest	58,305		(i)

Net income (loss) attributable to PBF Energy Inc.	$11,406

Weighted Average Shares of Class A Common Stock Outstanding(l)
Basic	23,589,687
Diluted	97,415,576
Net Income available to Class A common stock per share(l)
Basic	$0.48
Diluted	$0.48

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2012

	Actual	Pro Forma Adjustments(m)		Pro Forma	Pro Forma Adjustments(g)		Pro Forma As Further Adjusted
	(in thousands)
Revenues	$20,138,687	$—		$20,138,687

Cost and expenses
Cost of sales, excluding depreciation	18,269,078	—		18,269,078
Operating expenses, excluding depreciation	738,824	—		738,824
General and administrative expenses	120,443	(8,187)	(n)	112,256
Gain on sale of assets	(2,329)	—		(2,329)
Depreciation and amortization expense	92,238			92,238

	19,218,254	(8,187)		19,210,067

Income (loss) from operations	920,433	8,187		928,620

Other income (expense)
Change in fair value of catalyst lease obligation	(3,724)	—		(3,724)
Change in fair value of contingent consideration	(2,768)	—		(2,768)
Interest expense, net	(108,629)	(139)	(o)	(108,768)

	805,312	8,048		813,360
Income tax (expense) benefit	(1,275)	(77,096)	(p)	(78,371)		(h)

Net income (loss)	804,037	(69,048)		734,989
Less—net income (loss) attributable to noncontrolling interest	802,081	(187,052)	(q)	615,029		(i)

Net income (loss) attributable to PBF Energy Inc.	$1,956	$118,004		$119,960

Weighted average shares of Class A common stock outstanding(j)
Basic	23,570,240			23,570,240
Diluted	97,230,904			97,230,904
Net income available to Class A common stock per share(j)
Basic	$0.08			$5.10
Diluted	$0.08			$5.07

Supplemental Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2012

	Actual	Pro Forma Adjustments(m)			Pro Forma	Pro Forma Adjustments(k)		Pro Forma As Further Adjusted
	(in thousands)
Revenues	$20,138,687	$—			$20,138,687

Cost and expenses
Cost of sales, excluding depreciation	18,269,078	—			18,269,078
Operating expenses, excluding depreciation	738,824	—			738,824
General and administrative expenses	120,443	(8,187)		(n)	112,256
Gain on sale of assets	(2,329)	—			(2,329)
Depreciation and amortization expense	92,238				92,238

	19,218,254	(8,187)			19,210,067

Income (loss) from operations	920,433	8,187			928,620

Other income (expense)
Change in fair value of catalyst lease obligation	(3,724)	—			(3,724)
Change in fair value of contingent consideration	(2,768)	—			(2,768)
Interest expense, net	(108,629)	(139)		(o)	(108,768)

	805,312	8,048			813,360
Income tax (expense) benefit	(1,275)	(77,096	) (p)		(78,371)		(h)

Net income (loss)	804,037	(69,048)			734,989
Less—net income (loss) attributable to noncontrolling interest	802,081	(187,052)		(q)	615,029		(i)

Net income (loss) attributable to PBF Energy Inc.	$1,956	$118,004			$119,960

Weighted Average Shares of Class A common stock outstanding(l)
Basic	23,570,240				23,570,240
Diluted	97,230,904				97,230,904
Net income available to Class A common stock per share(l)
Basic	$0.08				$5.10
Diluted	$0.08				$5.07

NOTES TO THE UNAUDITED PRO FORMA

CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL UNAUDITED PRO FORMA

CONSOLIDATED STATEMENTS OF OPERATIONS

(g)	These pro forma adjustments give effect to this offering.

(h)	Represents an adjustment to our provision for income taxes at an effective tax rate of 39.5% to reflect the change in our share of allocable taxable income of PBF LLC as a result of this offering.

(i)	Represents the change in the net income attributable to noncontrolling interest as a result of this offering.

(j)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.

(k)	These pro forma adjustments assume the exchange of all the remaining PBF LLC Series A Units for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future exchanges are not directly attributable to this offering and do not necessarily reflect the actual amount of exchanges that may occur subsequent to the offering.

(l)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share. The pro forma weighted average shares outstanding and net income available per share give effect to the exchange of all of the remaining PBF LLC Series A Units for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future exchanges are not directly attributable to the offering transaction and do not necessarily reflect the actual amount of exchanges that may occur subsequent to the offering.

(m)	These pro forma adjustments give effect to the PBF Holding Senior Secured Notes offering and the completion of our initial public offering and related organizational transactions.

(n)	Represents the elimination of certain one-time expenses related to our initial public offering.

(o)	Estimates the impact of the PBF Holding Senior Secured Notes offering and the refinancing of existing senior debt as follows:

Estimated interest expense for the notes issued in connection with the PBF Holding Senior Secured Notes offering(1)	$(6,217)
Estimated amortization of deferred financing fees related to the notes issued in connection with the PBF Holding Senior Secured Notes offering(2)	(244)
Eliminate historical interest expense and amortization of deferred financing fees for refinanced debt(3)	6,322

Pro forma adjustment	$(139)

(1)	Reflects pro forma cash interest expense related to the notes issued in connection with the PBF Holding Senior Secured Notes offering.
(2)	Amortization expense related to the estimated deferred financing fees capitalized in connection with the indebtedness to be incurred in connection with the PBF Holding Senior Secured Notes offering, which are being amortized over 8 years.
(3)	Reflects the elimination of historical interest expense and amortization of deferred financing fees, net of the unused commitment fee, arising from debt instruments paid off in connection with the notes issued in connection with the PBF Holding Senior Secured Notes offering.

(p)	Represents an adjustment to our provision for income taxes at an effective tax rate of 39.5% to reflect our income tax expense as if our initial public offering had occurred on January 1, 2012.

(q)	Represent an adjustment to reflect the net income attributable to noncontrolling interest as if our initial public offering had occurred on January 1, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Historical Relationship with Blackstone and First Reserve

Since PBF LLC’s formation, each of Blackstone and First Reserve purchased an aggregate of 44,861,169 PBF LLC Series A Units at a purchase price of $10.00 per unit, or an aggregate purchase price for each of approximately $448.6 million. Blackstone and First Reserve control ownership interests in a broad range of companies. We have entered into commercial transactions on arm’s length terms in the ordinary course of business with certain of these companies, including for the purchase of goods and services.

Investments in PBF LLC

Each of our executive officers, one of our directors and certain other employees were provided with the opportunity prior to our initial public offering to purchase PBF LLC Series A Units and non-compensatory warrants to purchase PBF LLC Series A Units. The number of units and warrants offered for purchase were based upon the individual’s position and other relevant factors, and approved by the board of directors of PBF LLC. Each non-compensatory warrant for the purchase of PBF LLC Series A Units had an exercise price of $10.00 per unit and was immediately exercisable for a ten-year period. At the time of our IPO, each of the individuals listed in the table below exercised all of the non-compensatory warrants acquired in connection with the individual’s acquisition of PBF LLC Series A Units (either on a cash or cashless basis). In connection with the purchase of PBF LLC Series A Units and warrants, compensatory warrants for the purchase of PBF LLC Series A Units were also granted to each of these persons. See footnote 12 “Stock Based Compensation—PBF LLC Series A Warrants and Options” in our 2012 Form 10-K, which is incorporated by reference in this prospectus.

The table below sets forth the number of PBF LLC Series A Units, including the PBF LLC Series A Units acquired at the time of our initial public offering upon exercise of the non-compensatory warrants, purchased and the price paid therefore directly or indirectly by our named executive officers and one of our directors since the beginning of fiscal year 2008.

Name	Aggregate Purchase Price ($)	Series A Units (#)
Thomas D. O’Malley	17,078,879	2,825,045
Executive Chairman of the Board of Directors
Thomas J. Nimbley	5,250,000	525,000
Chief Executive Officer
Matthew C. Lucey	308,190	30,819
Senior Vice President, Chief Financial Officer
Michael D. Gayda	750,000	136,538
President
Donald F. Lucey	766,271	138,165
Executive Vice President, Chief Commercial Officer
Jefferson F. Allen	1,450,000	145,000
Director

Our Initial Public Offering

On December 18, 2012, we completed our IPO by issuing 23,567,686 shares of our Class A common stock at a price to the public of $26.00 per share. We used the net proceeds from the offering, before deducting underwriting discounts, of approximately $612.8 million to purchase PBF LLC Series A Units (which were reclassified as PBF LLC Series C Units in connection with such acquisition) from Blackstone and First Reserve and newly-issued PBF LLC Series C Units from PBF LLC, at a purchase price per unit equal to the initial public offering price per share of our Class A common stock. We purchased 10,983,843 PBF LLC Series A Units for an aggregate purchase price of $285.6 million from each of Blackstone and First Reserve (for an aggregate of $571.2 million) and used the remaining $41.6 million of proceeds to purchase 1,600,000 newly-issued PBF LLC Series C Units from PBF LLC, which in turn used these proceeds to pay all of the expenses of the offering, including aggregate underwriting discounts of $33.7 million and other offering expenses of approximately $7.9 million.

IPO Related Agreements

In connection with our IPO, we entered into various agreements governing the relationship among us, PBF LLC, Blackstone, First Reserve, our executive officers and certain of our directors and the other members of PBF LLC. The following is a description of the material terms of these agreements, which description is qualified in its entirety by reference to the full text of the agreements which are filed with the Securities and Exchange Commission as exhibits to our periodic reports.

Stockholders Agreement

In connection with our IPO, we entered into a stockholders agreement with Blackstone and First Reserve, which provides that our Board of Directors will have nine directors, of whom three will be designees of Blackstone and three will be designees of First Reserve. Under the stockholders agreement, each of Blackstone and First Reserve has the right to nominate three directors to its board of directors so long as it owns 25% or more of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, two directors for so long as it owns 15% or more, but less than 25% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, and one director so long as it owns 7.5% or more, but less than 15% of the voting power of all shares of its capital stock entitled to vote generally in the election of directors. Each of Blackstone and First Reserve will lose its right to nominate any directors to our Board of Directors once it owns less than 7.5% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors. Blackstone and First Reserve have agreed to vote their shares in favor of the other’s nominees to our Board of Directors and to otherwise take actions to maintain board structure consistent with the stockholders agreement. In addition, in the event that a director designated by either Blackstone and First Reserve serves simultaneously on the board of directors (or similar governing body) of any other company engaged in the crude oil refining business in North America, unless our Board of Directors otherwise requests or the designee resigns from the board of directors of such competitor, such designee shall resign from our Board of Directors or otherwise be removed. In addition, the stockholders agreement grants to each of Blackstone and First Reserve, so long as it owns at least 7.5% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors and maintains a designee on its board of directors, certain customary rights to receive information upon request, subject to their agreement to keep such information confidential and not to use it for any purpose other than in connection with their investment in us, and requires us to undertake certain actions in order to allow Blackstone and/or First Reserve to qualify as “venture capital operating companies” under ERISA if so required.

PBF LLC Amended and Restated Limited Liability Company Agreement

In connection with our initial public offering, the limited liability company agreement of PBF LLC was amended and restated. The amended and restated limited liability company agreement established the PBF LLC Series C Units, which are held solely by us and described further below, and provides that we are the sole managing member of PBF LLC. Accordingly, we control all of the business and affairs of PBF LLC and its operating subsidiaries.

As of May 15, 2013, (a) we own 23,613,835 PBF LLC Series C Units, (b) Blackstone and First Reserve each own 33,877,327 PBF LLC Series A Units (without giving effect to the exchange by them in connection with this offering, as described below), and (c) the remaining members of PBF LLC, including Mr. O’Malley, our executive officers and certain of our directors own 5,220,072 PBF LLC Series A Units, 23,904 of which are restricted PBF LLC Series A Units. In addition, there are 1,000,000 PBF LLC Series B Units issued and outstanding, all of which are held by certain of our officers. The PBF LLC Series B Units are profits interests which entitle the holders to participate in the profits of PBF LLC after the date of issuance. In addition, as of May 15, 2013, certain of the members of PBF LLC and other employees held options and warrants to purchase an additional 1,240,744 PBF LLC Series A Units at a weighted average exercise price of $10.42 per unit, of which 912,410 were vested and exercisable.

Under the amended and restated limited liability company agreement of PBF LLC, the PBF LLC Series A Units are held solely by the members of PBF LLC other than PBF Energy (and their permitted transferees) and the PBF LLC Series C Units are held solely by us and rank on parity with the PBF LLC Series A Units as to distribution rights, voting rights and rights upon liquidation, dissolution or winding up. We, as the managing member, have the right to determine the timing and amount of any distributions to be made to holders of PBF LLC Series A Units and PBF LLC Series C Units. Profits and losses of PBF LLC are allocated, and all distributions generally made, pro rata to the holders of PBF LLC Series A Units (subject, under certain circumstances described below, to the rights of the holders of PBF LLC Series B Units) and PBF LLC Series C Units. In addition, any PBF LLC Series A Units acquired by us, in accordance with the exchange agreement described below, will automatically, and without any further action, be reclassified as PBF LLC Series C Units in connection with such acquisition.

The holders of limited liability company interests in PBF LLC, including us, generally have to include for purposes of calculating their U.S. federal, state and local income taxes their share of any taxable income of PBF LLC. Taxable income of PBF LLC generally is allocated to the holders of units (including us) pro rata in accordance with their respective share of the net profits and net losses of PBF LLC. In general, PBF LLC is required to make periodic tax distributions to the members of PBF LLC, including us, pro rata in accordance with their respective percentage interests for such period (as determined under the amended and restated limited liability company agreement of PBF LLC), subject to available cash and applicable law and contractual restrictions (including pursuant to our debt instruments) and based on certain assumptions. Generally, these tax distributions will be an amount equal to our estimate of the taxable income of PBF LLC for the year multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses). If, with respect to any given calendar year, the aggregate periodic tax distributions were less than the actual taxable income of PBF LLC multiplied by the assumed tax rate, PBF LLC will make a “true up” tax distribution, no later than March 15 of the following year, equal to such difference, subject to the available cash and borrowings of PBF LLC.

The amended and restated limited liability company agreement of PBF LLC also provides that substantially all expenses incurred by or attributable to us and our management of PBF LLC will be borne by PBF LLC, other than our obligations under the tax receivable agreement, our income tax expenses and payments on indebtedness incurred by us.

Summary of PBF LLC Series B Units

The PBF LLC Series B Units are profits interests held by certain of our officers which had no taxable value at the date of issuance, have no voting rights and are designed to increase in value only after our financial sponsors achieve certain levels of return on their investment in PBF LLC Series A Units. Under the amended and restated limited liability company agreement of PBF LLC, distributions initially are made to the holders of PBF LLC Series A Units and PBF LLC Series C Units in proportion to the number of units owned by them. Once the financial sponsors receive a full return of their aggregate amount invested with respect to their PBF LLC Series A Units, distributions and other payments made on account of the PBF LLC Series A Units held by our financial sponsors then will be shared by our financial sponsors with the holders of PBF LLC Series B Units. Accordingly, the amounts paid to the holders of PBF LLC Series B Units will reduce only the amounts otherwise payable on account of the PBF LLC Series A Units held by our financial sponsors, and will not reduce or otherwise impact any amounts payable to us (as the holder of PBF LLC Series C Units), the holders of our Class A common stock or any other holder of PBF LLC Series A Units. However, our consolidated statements of operations and comprehensive income (loss) reflect non-cash charges for compensation related to the PBF LLC Series B Units.

As of the date of this prospectus, there are 1,000,000 PBF LLC Series B Units issued and outstanding, which are held as follows: Thomas O’Malley—350,000 (35%); Thomas Nimbley—160,000 (16%); Matthew Lucey—60,000 (6%); Donald Lucey—160,000 (16%); Michael Gayda—160,000 (16%); and other officers—110,000 (11%). All distributions to the holders of PBF LLC Series B Units will be made pro rata.

As noted above, the amended and restated limited liability company agreement of PBF LLC provides that no holder of PBF LLC Series B Units receives any distributions made by PBF LLC (other than certain tax distributions) until each of our financial sponsors holding PBF LLC Series A Units receives the aggregate amount invested for such PBF LLC Series A Units. Following the return to each of our financial sponsors of the aggregate amount invested for such holder’s PBF LLC Series A Units, the PBF LLC Series B Units will be entitled to share in all distributions (including prior distributions other than return of amounts invested) made to such holder of PBF LLC Series A Units in amounts ranging on a sliding scale basis from 0% up to 10% based on the aggregate amount of distributions made to such holder of PBF LLC Series A Units. For example, if the aggregate amounts distributed to such holder of PBF LLC Series A Units is one and one-half times the aggregate amount invested for such PBF LLC Series A Units, the holders of PBF LLC Series B Units will be entitled to receive 2% of all distributions (including prior distributions other than return of amounts invested) made to such holder of PBF LLC Series A Units, and if the aggregate amount increases to two times, the sharing percentage will be 6%, and at two and one-half times, the sharing percentage will be 7%, at three times, the sharing percentage will be 8% and at four times and thereafter, the sharing percentage will be 10%.

All amounts received, directly or indirectly, by our financial sponsors and the holders of PBF LLC Series B Units (and each of their successors and permitted transferees) in connection with their holding of units, including amounts received upon the sale of, or as a result of the ownership of, shares of Class A common stock following an exchange of units pursuant to the exchange agreement, upon a transfer of units by the financial sponsors to an unrelated third party or upon an in-kind distribution to their limited partners, pursuant to the tax receivable agreement or as a result of any assignment or transfer of any rights or entitlements thereunder, or otherwise as a result of such holder’s ownership of PBF LLC Series A Units or PBF LLC Series B Units, as applicable, are treated as being distributed, and treated as a distribution, for purposes of determining the amounts payable to the holders of PBF LLC Series B Units. Any payments required to be made to the holders of PBF LLC Series B Units by our financial sponsors shall be made in cash. Payments made to any of our financial sponsors pursuant to the tax receivable agreement shall be taken into account for purposes of satisfying the applicable sharing thresholds of the holders of PBF LLC Series B Units under the amended and restated limited liability company agreement of PBF LLC. All distributions under the amended and restated limited liability company agreement are treated as being distributed in a single distribution. Accordingly, if multiple distributions are made, the holders of PBF LLC Series B Units shall be entitled to share in the distributions at the highest then applicable sharing percentage, and if such holders have received prior distributions at a lower sharing percentage, such holders shall be entitled to a priority catch-up distribution at the applicable higher sharing percentage before any further amounts are distributed to such holders of PBF LLC Series A Units. Any amounts received by holders of PBF LLC Series B Units as tax distributions made by PBF LLC shall be treated as an advance on and shall reduce further distributions to which such holder otherwise would be entitled to under the agreement.

If the employment of a holder of PBF LLC Series B Units is terminated by us for any reason other than due to death, disability or retirement, our financial sponsors will have the right to purchase for cash all or part of the holder’s PBF LLC Series B Units for the fair market value of such units as of the purchase date. In addition, upon the death or disability of a holder of PBF LLC Series B Units, the holder (or his representatives) will have the right to sell to our financial sponsors, and our financial sponsors will be required to purchase (pro rata), all of the holder’s PBF LLC Series B Units for the fair market value of such units as of the purchase date, with the purchase price payable, at the election of the purchaser, in cash or by delivery of PBF LLC Series A Units held by the purchaser.

Interest of the Holders of PBF LLC Series B Units in this Offering

Upon consummation of this offering, each of our financial sponsors, Blackstone and First Reserve, will have received the full return of the aggregate amount invested for such holder’s PBF LLC Series A Units. As a result, pursuant to the amended and restated limited liability company agreement of PBF LLC, the holders of PBF LLC Series B Units are entitled to an interest in the shares of our Class A common stock issuable to Blackstone and First Reserve pursuant to the exchange notice described under “—Exchange Agreement,” which interest is determined in accordance with the sharing percentages described above.

The following number of shares of Class A common stock being sold by Blackstone and First Reserve in this offering are being sold for the benefit of the holders of PBF LLC Series B Units:

Name	Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares	Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
Thomas D. O’Malley
Executive Chairman of the Board of Directors
Thomas J. Nimbley
Chief Executive Officer
Matthew C. Lucey
Senior Vice President, Chief Financial Officer
Michael D. Gayda
President
Donald F. Lucey
Executive Vice President, Chief Commercial Officer
Other officers as a group (2 persons)

In addition to the delivery of the shares set forth above, it is expected that each of the holders of PBF LLC Series B Units will be entitled in the future to certain payments under our tax receivable agreement as a result of the exchange in connection with this offering.

Exchange Agreement

Pursuant to an exchange agreement, the members of PBF LLC other than PBF Energy (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) may from time to time (subject to the terms of the exchange agreement), cause PBF LLC to exchange their PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights described above of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of our Class A common stock received by them upon such exchange. The exchange agreement also provides that, subject to certain exceptions, holders do not have the right to cause PBF LLC to exchange PBF LLC Series A Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which we may be subject, and that we may impose on exchange rights additional restrictions that we determine to be necessary or advisable so that PBF LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges its PBF LLC Series A Units, our interest in PBF LLC will be correspondingly increased.

In May 2013, we received an exchange notice from Blackstone and First Reserve requesting that, in connection with this offering, we exchange an aggregate of 15,950,000 PBF LLC Series A Units held by them (or 18,342,500 PBF LLC Series A Units if the underwriters exercise in full their option to purchase additional shares) for an equivalent number of shares of our Class A common stock pursuant to the terms of the exchange agreement. We will consummate the exchange immediately prior to this offering and issue an aggregate of 15,950,000 shares of our Class A common stock (or 18,342,500 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares). The shares of our Class A common stock issued pursuant to this exchange are being offered by the selling stockholders pursuant to this prospectus.

Registration Rights Agreement

Pursuant to an amended and restated registration rights agreement with each of the other members of PBF LLC, we have granted them and their affiliates and permitted transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock delivered in exchange for PBF LLC Series A Units or otherwise beneficially owned by them. Under the registration rights agreement, we agreed, beginning after the 180-day lock-up period agreed to with the underwriters in connection with the IPO, to make available a shelf registration statement to register the exchange by the holders of PBF LLC Series A Units for shares of our Class A common stock and the resale by them of shares of our Class A common stock into the market from time to time. In addition, each of the holders will have the ability to exercise certain piggyback registration rights in respect of shares of our Class A common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us. Finally, these members have the right to require us to cooperate with them in disposing of their shares of our Class A common stock in an underwritten public offering if the gross proceeds from such offering are reasonably anticipated to be at least $25 million, provided that we shall not have to undertake an underwritten public offering more than twice in any 365-day period or sooner than 120 days from the closing of any other underwritten public offering for which these members had piggyback registration rights, and each of Blackstone and First Reserve shall be entitled to request no more than four underwritten public offerings in the aggregate. We filed the registration statement of which this prospectus forms a part in accordance with the request of Blackstone and First Reserve, and this offering will constitute one of those four underwriting public offerings. Following this offering, we intend to file a registration statement on Form S-1 under the Securities Act to register the resale of up to 6,464,351 shares of our Class A common stock issued or issuable to the members of PBF LLC (other than Blackstone and First Reserve) upon exchange of PBF LLC Series A Units held by them or issuable to them upon the exercise of outstanding options and warrants to purchase PBF LLC Series A Units.

Tax Receivable Agreement

The holders of PBF LLC Series A Units may from time to time (subject to the terms of the exchange agreement) cause PBF LLC to exchange their remaining PBF LLC Series A Units for shares of our Class A common stock on a one-for-one basis. PBF LLC (and each of its subsidiaries classified as a partnership for federal income tax purposes) intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of PBF LLC Series A Units for shares of our Class A common stock occurs. The purchase of PBF LLC Series A Units and exchanges of PBF LLC Series A Units for shares of our Class A common stock are expected to result with respect to PBF Energy in increases, that otherwise would not have been available, in the tax basis of the assets of PBF LLC. These increases in tax basis may reduce the amount of tax that PBF Energy would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We entered into a tax receivable agreement with the holders of PBF LLC Series A Units and PBF LLC Series B Units (and certain permitted assignees thereof and holders who acquire PBF LLC Series A Units upon the exercise of certain warrants) that provides for the payment from time to time by PBF Energy to such persons of 85% of the amount of the benefits, if any, that PBF Energy is deemed to realize as a result of (i) these increases in tax basis and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of PBF Energy and not of PBF LLC or any of its subsidiaries.

For purposes of the tax receivable agreement, subject to certain exceptions noted below, the benefit deemed realized by PBF Energy generally is computed by comparing the actual income tax liability of PBF Energy (calculated with certain assumptions) to the amount of such taxes that PBF Energy would have been required to pay had there been no increase to the tax basis of the assets of PBF LLC as a result of the purchase or exchanges of PBF LLC Series A Units and had PBF Energy not derived any tax benefits in respect of payments made under the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) certain changes of control occur as described below, (ii) PBF Energy exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or (iii) PBF Energy breaches any of its material obligations under the tax receivable agreement, in which case all obligations will generally be accelerated and due as if PBF Energy had exercised its right to terminate the agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•

the timing of any subsequent exchanges of PBF LLC Series A Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PBF LLC at the time of each exchange;

•

the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of PBF LLC is affected by the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available; and

•

the amount and timing of our income—PBF Energy generally will be required to pay 85% of the deemed benefits as and when deemed realized. The amount and timing of PBF Energy’s taxable income, which will affect the amount and timing of the realization of tax benefits that are subject to the tax receivable agreement, depend on numerous factors. For example, if 50% or more of the capital and profits interests in PBF LLC are transferred in a taxable sale or exchange within a period of 12 consecutive months, PBF LLC will undergo, for federal income tax purposes, a “technical termination” that could affect the amount of PBF LLC’s taxable income in any year and the allocation of taxable income among the members of PBF LLC, including PBF Energy. If PBF Energy does not have taxable income, PBF Energy generally is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no benefit will have been actually realized. However, any tax benefits that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the tax receivable agreement.

We expect that the payments that we may make under the tax receivable agreement will be substantial. As of March 31, 2013, we have recognized a liability for the tax receivable agreement of $160.0 million reflecting our estimate of the undiscounted amounts that we expect to pay under the agreement due to exchanges that occurred prior to that date, and to range over the next five years from approximately $1.0 million to $18.1 million per year and decline thereafter. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that additional future payments under the tax receivable agreement relating to the exchange by the selling stockholders in connection with this offering to aggregate $             million (or $             million if the underwriters exercise in full their option to purchase additional shares) and to range over the next five years from approximately $             million to $             million per year (or approximately $             million to $             million per year if the underwriters exercise in full their option to purchase additional shares) and decline thereafter.

Future payments under the agreement by us in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The foregoing numbers are merely estimates—the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or (ii) distributions to us by PBF LLC are not sufficient to permit us to make payments under the tax receivable agreement after we have paid our taxes and other obligations. In this regard, the tax receivable agreement gives us some flexibility to defer certain payment obligations that are in excess of our then available cash, but the period of any such deferral under the tax receivable agreement may not exceed two years. Such deferred payments would accrue interest at a rate of LIBOR plus 150 basis points. The payments under the tax receivable agreement are not conditioned upon any persons continued ownership of us.

In certain instances (as described in the following two paragraphs), payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits realized in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PBF Energy elects an early termination of the tax receivable agreement, PBF Energy’s (or our successor’s) obligations with respect to exchanged or acquired PBF LLC Series A Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that (i) PBF Energy would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and (ii) that the subsidiaries of PBF LLC will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. Moreover, in each of these instances, PBF Energy would be required to make an immediate payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits (based on the foregoing assumptions). Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the actual benefits PBF Energy realizes in respect of the tax attributes subject to the tax receivable agreement. Assuming that the market value of a share of our Class A common stock equals $             per share of our Class A common stock (the assumed public offering price) and that LIBOR were to be 1.85%, we estimate that, as of March 31, 2013 and giving pro forma effect for this offering, the aggregate amount of these change of control payments would have been approximately $             million if triggered immediately on such date. In these situations, PBF

Energy’s obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and there is no assurance that we will be able to finance these obligations. Furthermore, these provisions may deter a potential sale of our company to a third party and may otherwise make it less likely a third party would enter into a change of control transaction with us.

Moreover, payments under the tax receivable agreement will be based on tax reporting positions determined in accordance with the tax receivable agreement. PBF Energy will not be reimbursed for any payments previously made under the tax receivable agreement if the Internal Revenue Service subsequently disallows part or all of the tax benefits that gave rise to such prior payments. As a result, in certain circumstances, payments could be made under the tax receivable agreement that are significantly in excess of the benefits that PBF Energy actually realizes in respect of (i) the increases in tax basis resulting from its purchases or exchanges of PBF LLC Series A Units and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Decisions made by the beneficiaries of the tax receivable agreement in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments required to be made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability of these beneficiaries without giving rise to any obligations to make payments under the tax receivable agreement.

Payments are generally due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 50 basis points from the due date (without extensions) of such tax return. However, PBF Energy may defer payments under the tax receivable agreement to the extent it does not have available cash to satisfy its payment obligations under the tax receivable agreement. The period of any such deferral may not exceed two years. Such deferred payments would accrue interest at a rate of LIBOR plus 150 basis points.

As described above, payment obligations to the holders of PBF LLC Series A Units and PBF LLC Series B Units under the tax receivable agreement are obligations of PBF Energy and not obligations of PBF LLC, PBF Holding or any other subsidiary. However, because PBF Energy is a holding company with no operations of its own, its ability to make payments under the tax receivable agreement is dependent on our subsidiaries’ ability to make future distributions. For example, specific provisions in the indenture governing the PBF Holding Senior Secured Notes are expected to permit PBF Holding to make distributions that include amounts sufficient to allow PBF Energy to make on-going payments under the tax receivable agreement and to make an accelerated payment in the event of a change of control (however, the indenture permits a distribution on account of such a change of control only so long as PBF Holding offers to purchase all of the notes outstanding at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon). PBF Energy expects to obtain funding for its on-going payments under the tax receivable agreement by causing PBF Holding to make cash distributions to PBF LLC under the relevant provisions of the indenture, and PBF LLC will, in turn, distribute such amounts, generally as tax distributions, on a pro rata basis to its owners. If PBF Energy’s share of the distributions received through these specific provisions of the indenture are insufficient to satisfy its obligations under the tax receivable agreement, it may cause PBF LLC, which in turn will cause PBF Holding, to make distributions in accordance with other provisions of the indenture in order to satisfy such obligations. Based on our estimates of PBF Energy’s obligations under the tax receivable agreement as described above, the amount of distributions on account of PBF Energy’s obligations under the tax receivable agreement are expected to be substantial.

Consulting Agreement with Fuel Strategies International

Pursuant to a consulting agreement, Fuel Strategies International, Inc., the principal of which is James P. O’Malley, the brother of Thomas D. O’Malley, the Executive Chairman of our Board of Directors, and the

father of Todd O’Malley, a Vice President of the Company, provided us with monthly consulting services relating to our petroleum coke and commercial operations. The initial term of the agreement was effective from February 8, 2010 through May 1, 2010, after which time it became an evergreen contract. The agreement is automatically renewed for additional six month periods unless terminated by either party upon ten days’ notice prior to the expiration of any renewal term. For the three months ended March 31, 2013 we paid $164,898 to Fuel Strategies under this agreement. For the years ended December 31, 2012, 2011 and 2010 we paid $903,390, $461,675 and $302,552, respectively, to Fuel Strategies under this agreement.

Private Aircraft

We have an agreement with Thomas D. O’Malley, our Executive Chairman of the Board of Directors, for the use of an airplane owned by 936MP, LLC, a Delaware limited liability company, owned by Mr. O’Malley. We pay a charter rate that is the lowest rate this aircraft is chartered to third-parties. Our Audit Committee reviews such usage of the airplane annually. For the three months ended March 31, 2013 we incurred charges of $243,582 related to use of this plane. For the years ended December 31, 2012, 2011 and 2010, we incurred charges of $1,030,388, $820,524 and $393,288, respectively, related to use of this plane.

Purchases of PBF Holding Senior Secured Notes

On February 9, 2012, PBF Holding issued and sold $675.5 million 8.25% senior secured notes due 2020, including $25.5 million aggregate principal amount of notes that were sold in a private placement to Thomas D. O’Malley and certain of his affiliates and family members and certain of our other executives, at a purchase price of 98.565% thereof. The purchasers subsequently sold the notes to an unaffiliated third party in May 2013.

Statement of Policy Regarding Transactions with Related Persons

All related person transactions will be approved by our Board of Directors, which has adopted a written policy that applies to transactions with related persons. For purposes of the policy, related person transactions include transactions, arrangements or relationships involving amounts greater than $120,000 in the aggregate in which we are a participant and a related person has a direct or indirect material interest. Related persons are deemed to include directors, director nominees, executive officers, owners of more than five percent of our common stock, or an immediate family member of the preceding group. The policy provides that our Audit Committee will be responsible for the review and approval or ratification of all related-person transactions.

Our Audit Committee will review the material facts of all related person transactions that require the committee’s approval and either approve or disapprove of the entry into the related person transaction, subject to certain exceptions described below. The policy prohibits any of our directors from participating in any discussion or approval of a related person transaction for which such director is a related person, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, the Committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-person’s interest in the transaction and any other matters the committee deems appropriate.

Our related person transactions policy does not apply to: (1) employment of executive officers if our compensation is disclosed in the proxy statement or approved by the Compensation Committee; (2) director compensation that is disclosed in the proxy statement; (3) pro rata payments arising solely from the ownership of our equity securities; (4) certain indebtedness arising from ordinary course transactions or with owners of more than five percent of our common stock; (5) transactions where the rates or charges are determined by competitive bids; (6) certain charitable contributions; (7) regulated transactions; and (8) certain financial services.

SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our Class A common stock as of the date of this prospectus, by each selling stockholder.

Upon consummation of this offering, each of our financial sponsors, Blackstone and First Reserve, will have received the full return of the aggregate amount invested for such holder’s PBF LLC Series A Units. As a result, pursuant to the amended and restated limited liability company agreement of PBF LLC, the holders of PBF LLC Series B Units are entitled to an interest in the shares of our Class A common stock issuable to Blackstone and First Reserve pursuant to the exchange notice described under “Certain Relationships and Related Transactions—IPO Related Agreements—Exchange Agreements,” and the proceeds from the sale of such shares will be shared by Blackstone and First Reserve with the holders of the PBF LLC Series B Units in accordance with the sharing percentages described elsewhere in this prospectus. See “Certain Relationships and Related Transactions—IPO Related Agreements—Summary of PBF LLC Series B Units.”

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As of May 15, 2013, there were 23,613,835 shares of our Class A common stock outstanding. The number of shares of our Class A common stock and percentage of beneficial ownership after the offering set forth below are based on shares of our Class A common stock and of PBF LLC Series A Units outstanding immediately after the offering and assumes the underwriters exercise in full their option to purchase up to an additional 2,392,500 shares of our Class A common stock.

	Class A Common Stock Beneficially Owned Prior to Offering(1)			Class A Common Stock Being Offered	Class A Common Stock Subject to Option to Purchase Additional Securities	Class A Common Stock Beneficially Owned After Offering (Assuming Full Exercise of the Option to Purchase Additional Securities)(1)
Name	Number	%	Combined Voting Power(2)			Number	%	Combined Voting Power(2)
Blackstone(3)(4)	67,754,653	74.2%	70.1%	15,950,000(6)	18,342,500(6)	49,412,153	54.1%	51.2%
First Reserve(4)(5)	67,754,653	74.2%	70.1%	15,950,000(6)	18,342,500(6)	49,412,153	54.1%	51.2%

*	Represents less than 1%.

(1)	Subject to the terms of the exchange agreement, PBF LLC Series A Units are exchangeable at any time and from time to time for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. The holders of PBF LLC Series B Units, which include certain executive officers of PBF Energy, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock issuable upon exchange of the PBF LLC Series A Units. Each holder of PBF LLC Series A Units also holds one share of our Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to our stockholders that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As a holder exchanges PBF LLC Series A Units for shares of our Class A common stock pursuant to the exchange agreement, the voting power afforded to the holder by its share of Class B common stock will be automatically and correspondingly reduced. See “Certain Relationships and Related Transactions—IPO Related Agreements” and “Description of Capital Stock.”
(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of PBF Energy voting together as a single class (voting power for this purpose is based solely on securities issued and outstanding that such person has or shares the power to vote or direct the voting thereof, and specifically excludes any securities such person has the right to acquire within 60 days). Each holder of Class B common stock is entitled, without regard to the number of shares of Class B common stock held by it, to one vote for each PBF LLC Series A Unit held by it. See “Description of Capital Stock—Class B Common Stock.”
(3)

The Blackstone Vehicles (as hereinafter defined) are comprised of the following entities: Blackstone PB Capital Partners V Subsidiary L.L.C. (“BPBCP V”), Blackstone PB Capital Partners V-AC L.P. (“BPBCP V-AC”), Blackstone Family Investment Partnership V USS L.P. (“BFIP V”), Blackstone Family Investment Partnership V-A USS SMD L.P. (“BFIP V-A”), and Blackstone Participation Partnership V USS L.P. (“BPP V”, and together with BPBCP V, BPBCP V-AC, BFIP V and BFIP V-A, the “Blackstone Vehicles”). The Blackstone Vehicles beneficially own (i) 28,039,926.05 PBF LLC Series A Units, which are held by BPBCP V, (ii) 5,024,347.25 PBF LLC Series A Units, which are held by BPBCP V-AC, (iii) 154,660.01 PBF LLC Series A Units, which are held by BFIP V, (iv) 587,332.01 PBF LLC Series A Units, which are held by BFIP V-A, and (v) 71,061.17 PBF LLC Series A Units, which are held by BPP V. Blackstone Management Associates V USS L.L.C. (“BMA”) is a general partner of each of BPBCP V and BPBCP V-AC. BCP V USS Side-by-Side GP L.L.C. (“BCP V GP L.L.C.”) is a general partner of BFIP V and BPP V. Blackstone Holdings II L.P. holds the majority of membership interests in BMA and is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of BFIP V-A is Blackstone Family GP L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Vehicles directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares except to the extent of its or his indirect pecuniary interest therein. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.
(4)	Consists entirely of 33,877,326.5 PBF LLC Series A Units held by each of Blackstone and First Reserve prior to this offering. Blackstone and First Reserve are selling an equivalent number of shares of our Class A common stock in this offering. Blackstone and First Reserve are party to the stockholders agreement. Given the terms of the stockholders agreement, each of Blackstone and First Reserve and certain of their respective affiliates may be deemed to be a member of a group that may be deemed to beneficially own the shares of our Class A common stock held by the other.
(5)	Owned collectively by FR PBF Holdings LLC and FR PBF Holdings II LLC, which in turn are wholly owned and managed by FR XII PBF Holdings LLC, which in turn is collectively owned and managed by FR XII PBF AIV, L.P. (“FR XII”) and FR XII-A PBF AIV, L.P. (“FR XII-A”). FR XII and FR XII-A are managed by First Reserve GP XII, L.P. which, in turn, is managed by First Reserve GP XII Limited. The address of FR PBF Holdings LLC and First Reserve is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.
(6)	The holders of PBF LLC Series B Units, which include certain executive officers of PBF Energy, have an interest in certain of the shares of Class A common stock being sold by Blackstone and First Reserve in this offering. See “Certain Relationships and Related Transactions—IPO Related Agreements—Summary of PBF LLC Series B Units” and “—Interest of the Holders of PBF LLC Series B Units in this Offering.”

The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of our Class A common stock in connection with this offering. We will not receive any of the proceeds from the sale of our Class A common stock by the selling stockholders but will bear the costs associated with this registration statement in accordance with the terms of the registration rights agreement.

For a description of the other material relationships between us and the selling stockholders, see the information set forth under “Certain Relationships and Related Transactions.”

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

Our authorized capital stock consists of 1,000,000,000 shares of our Class A common stock, par value $0.001 per share, 1,000,000 shares of Class B common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of May 15, 2013, there were 23,613,835 shares of Class A common stock and 41 shares of Class B common stock outstanding, and no shares of preferred stock outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of our Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of Class B common stock are entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each PBF LLC Series A Unit beneficially owned by such holder. Accordingly, the members of PBF LLC other than PBF Energy collectively have a number of votes in PBF Energy that is equal to the aggregate number of PBF LLC Series A Units that they hold. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of PBF Energy.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•

the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No Cumulative Voting

The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer or the board of directors, or Blackstone or First Reserve, for so long as Blackstone or First Reserve, in its individual capacity as the party calling the meeting, continues to beneficially own at least 25% of the total voting power of all the then outstanding shares of our capital stock.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent after the date on which Blackstone and First Reserve collectively cease to beneficially own at least a majority in voting power of all shares entitled to vote generally in the election of our directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors (or a committee of the board of directors), or Blackstone or First Reserve so long as certain ownership thresholds are met in accordance with the terms of our certificate of incorporation and bylaws. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors (but subject to the terms of the stockholders agreement). In addition, our bylaws provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (but subject to the terms of the stockholders agreement).

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. However, in the event that Blackstone and First Reserve collectively cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL.

Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Supermajority Provisions

Our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation but will require a 75% supermajority vote for the stockholders to amend any provision of our bylaws after the date Blackstone and First Reserve collectively cease to beneficially own a majority of all of the outstanding shares of our capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Corporate Opportunity

Neither Blackstone nor First Reserve have any obligation to offer us an opportunity to participate in business opportunities presented to Blackstone or First Reserve even if the opportunity is one that we might reasonably have pursued, and neither Blackstone or First Reserve will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is our director or officer, such business opportunity is expressly offered to such director or officer solely in his or her capacity as our officer or director. Stockholders are deemed to have notice of and consented to this provision of our certificate of incorporation.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. However, several lawsuits involving other companies are currently pending challenging the validity of choice of forum provisions in certificates of incorporation, and it is possible that a court could rule that such provision is inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

New York Stock Exchange Listing

Our Class A common stock is traded on the NYSE under the symbol “PBF.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of shares of our Class A common stock, including shares issued upon exchange of PBF LLC Series A Units, in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities or equity-related securities.

As of May 15, 2013, we have a total of 23,613,835 shares of our Class A common stock outstanding and after giving effect to this offering, we will have a total of 39,563,835 shares of our Class A common stock outstanding (or 41,956,335 shares if the underwriters exercise in full their option to purchase additional shares). All of the 23,567,686 shares of our Class A common stock sold in our initial public offering and all of the shares of our Class A common stock to be sold as contemplated in this prospectus will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, and shares subject to the lock-up agreements described below.

Upon consummation of this offering, 57,024,725 PBF LLC Series A Units (or 54,632,225 PBF LLC Series A Units if the underwriters exercise in full their option to purchase additional shares) will be outstanding, all of which will be exchangeable for shares of our Class A common stock pursuant to the terms of the exchange agreement on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, and further subject to the rights of the holders of PBF LLC Series B Units to share in a portion of the profits realized by our financial sponsors upon the sale of the shares of our Class A common stock received by them upon such exchange. The shares of Class A common stock we issue upon such exchanges will be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we are party to a registration rights agreement with the other members of PBF LLC that requires us to register under the Securities Act these shares of our Class A common stock. Following this offering, we intend to register up to 6,464,351 shares of our Class A common stock issued or issuable to certain holders of PBF LLC Series A Units (other than Blackstone and First Reserve), which shares thereafter may be sold in the public markets, subject to the lock-up agreements described below. See “—Lock-up Agreements,” “—Registration Rights Agreement,” and “Certain Relationships and Related Transactions—IPO Related Agreements—Registration Rights Agreement.”

Our certificate of incorporation authorizes us to issue additional shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of our Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of PBF LLC permits PBF LLC to issue an unlimited number of additional limited liability company interests of PBF LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the PBF LLC Series A Units and PBF LLC Series C Units, and which may be exchangeable for shares of our Class A common stock.

2012 Equity Incentive Plan

Awards for up to 5,000,000 shares of our Class A Common Stock may be granted under our 2012 Equity Incentive Plan, including awards for 805,000 shares currently outstanding. In January 2013, we filed a registration statement on Form S-8 under the Securities Act to register the shares of our Class A common stock issuable under our equity incentive plan, which is automatically effective upon filing. Accordingly, all of the shares registered under such registration statement are available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, including any of our “affiliates” who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately 395,638 of the shares outstanding immediately after this offering; and

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an “affiliate,” is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

In connection with this offering, we, each of our executive officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, for up to 90 days after the date of this prospectus (subject to extension in certain circumstances), except with the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC. See “Underwriting.” We may, however, grant awards under our equity incentive plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances. We and the selling stockholders were granted a waiver by the managing underwriters of the lock-up from our initial public offering so that we could file the registration statement, of which this prospectus forms a part, and consummate this offering.

Rule 701

Under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement and are not deemed to be an affiliate of ours during the immediately preceding 90 days are eligible to resell those shares 90 days after our initial public offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with the other members of PBF LLC pursuant to which we granted them and their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock delivered in exchange for PBF LLC membership units or otherwise beneficially owned by them. Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. We are filing this registration statement pursuant to our obligations under the registration rights agreement. See “Certain Relationships and Related Transaction—IPO Related Agreements—Registration Rights Agreement.”

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences, as of the date hereof, of the purchase, ownership and sale or exchange of our Class A common stock by a non-U.S. holder. This summary deals only with our Class A common stock that is purchased in this offering and is held as a capital asset by a non-U.S. holder.

Except as modified for United States federal estate tax purposes (as described below), a “non-U.S. holder” means a beneficial owner of our Class A common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States if one or more United States persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in our Class A common stock, you should consult your own tax advisor.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with other United States federal taxes (such as gift taxes or the recently enacted Medicare tax on investment income) or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. Further, this discussion does not describe all of the United States federal income tax consequences that may be relevant to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding our common stock as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	partnerships or other entities classified as partnerships for United States federal income tax purposes (or investors in such entities);

•	United States expatriates or certain long-term residents of the United States;

•	tax-exempt entities;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	persons subject to the alternative minimum tax.

If you are considering an investment in our Class A common stock, you should consult your own tax advisor concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and sale or exchange of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

The following summary assumes that a non-U.S. holder will structure its ownership of our Class A common stock so as to avoid the withholding taxes that otherwise would be imposed under recently enacted legislation, as described below under “—Additional Withholding Requirements.”

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States are not subject to the withholding tax, provided such non-U.S. holder provides proper documentation, such as an applicable Internal Revenue Service (“IRS”) Form W-8 or an appropriate substitute form. Instead, unless an applicable income tax treaty provides otherwise, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a “branch profits tax” equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such dividends, subject to adjustments.

A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty for dividends generally will be required (a) to complete IRS Form W-8BEN (or an appropriate substitute form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale or Exchange of Our Class A Common Stock

Any gain realized on the sale or exchange of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at some time during the shorter of (a) the five-year period preceding the sale or exchange or (b) the non-U.S. holder’s holding period for our Class A common stock in question (such shorter period, the “Applicable Period”).

Unless an applicable income tax treaty provides otherwise, a non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or exchange in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code. A non-U.S. holder that is a foreign corporation described in the first bullet point immediately above may also be subject to a branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of its effectively connected earnings and profits attributable to such gain, subject to adjustments.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale or exchange, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

Although the matter is not free from doubt, we believe we currently are not a “United States real property holding corporation” for United States federal income tax purposes. The determination of whether we become a “United States real property holding corporation” in the future will depend on the value of our assets treated as “real property” for this purpose relative to the value of all our assets, and such values are subject to fluctuations. If we are or become a “United States real property holding corporation,” so long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who actually or constructively holds or held (at any time during the Applicable Period) more than 5% of our Class A common stock will be subject to United States federal income tax on the sale or exchange of our Class A common stock. Such a non-U.S. holder generally will be subject to tax on any gain in the same manner as a non-U.S. holder whose gain is effectively connected income, except that such gain should not be included in effectively connected earnings and profits for purposes of the branch profits tax.

Federal Estate Tax

Class A common stock held or treated as held by an individual who, at the time of death, is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with dividend payments. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale or exchange of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Legislation was enacted in 2010 that will materially change the requirements for obtaining an exemption from United States federal withholding tax and impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. In general, and depending on the specific facts and circumstances, the failure to comply with certain certification, information reporting and other specified requirements will result in a 30% withholding tax being imposed on “withholdable payments” to such institutions and entities, including payments of dividends and proceeds from the sale or exchange of our Class A common stock. The legislation generally applies to payments made after December 31, 2012, although recently finalized Treasury Regulations from the IRS provide that withholding obligations with respect to payments of dividends will not begin until January 1, 2014, and that withholding obligations with respect to gross proceeds from the sale or exchange of common stock will not begin until January 1, 2017. Each prospective investor should consult its tax advisor regarding this legislation and the potential implications of this legislation on its investment in our Class A common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally the number of shares of Class A common stock indicated below:

Name	Number of Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Total	15,950,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional securities described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the underwriters including in connection with sales of unsold allotments of Class A common stock or subsequent sales of Class A common stock purchased by the underwriters in stabilizing and related transactions.

The selling stockholders granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,392,500 additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 2,392,500 additional shares of our Class A common stock.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The offering expenses payable by us are approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the registration of the Class A common stock to be sold pursuant to this prospectus.

The underwriters have informed the selling stockholders that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “PBF”.

We, all of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we, the selling stockholders and each such person agrees that, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, on behalf of the underwriters, each such person will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to:

•	the sale of Class A common stock to the underwriters pursuant to the underwriting agreement;

•

the issuance by us of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or are described in this prospectus;

•

the issuance by us, and the receipt by a holder, of equity awards pursuant to employee benefit plans described in this prospectus, so long as the recipient signs and delivers a lock-up letter agreement and the Class A common stock underlying such awards do not vest during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of Class A common stock; provided that such plan does not provide for the transfer of Class A common stock during the 90-day restricted period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the 90-day restricted period;

•

our issuance of shares of Class A common stock as consideration for bona fide acquisitions, in an aggregate number of shares not to exceed 10% of the total number of shares of Class A common stock issued and outstanding as of the date of such acquisition agreement, provided that each recipient of these shares of Class A common stock shall be subject to the lock-up restrictions described herein;

•	the filing of one or more registration statements on Form S-8 with respect to the issuance by us of equity awards pursuant to employee benefit plans described in this prospectus;

•

the issuance of Class A common stock, and the filing of one or more registration statements on Form S-1 with respect to such Class A common stock, pursuant to the exchange agreement described in this prospectus so long as any recipient who is an officer or director and the selling stockholders sign and deliver a lock-up letter agreement;

•

transactions by any person other than us relating to Class A common stock or other securities acquired in open market transactions after the closing of the offering of the Class A common stock; provided that no filing under Section 16(a) of the Exchange Act is required or will be voluntarily made in connection with subsequent sales of Class A common stock or other securities acquired in such open market transactions;

•

transfers of shares of Class A common stock or any security convertible into or exchangeable or exercisable for Class A common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the holder or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, (iv) not involving a change in beneficial ownership, or (v) if the undersigned is a trust, to any beneficiary of the holder or to the estate of any such beneficiary;

•

distributions of shares of Class A common stock or any security convertible into or exchangeable or exercisable for Class A common stock to any direct or indirect, current or former partners (general or limited), members or managers of the holder, as applicable, or to the estates of any such partners, members or managers; provided that in the case of any transfer or distribution pursuant to this exception or the prior exception above, (i) each such transferee, donee or distributee shall sign and deliver a lock-up letter agreement and (ii) no filing under Section 16(a) of the Exchange Act (other than a filing on Form 5), reporting a reduction in beneficial ownership of shares of Class A common stock, shall be required or shall be voluntarily made during the restricted period;

•

transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•

any transfer of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock to us or PBF LLC, pursuant to agreements under which we or PBF LLC has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares; or

•

in the event of undue hardship, any transfer of shares after notice to, and with the prior written consent (not to be unreasonably withheld) of, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC.

We and the selling stockholders have been advised by Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC that they have no present intention, and there are no agreements, tacit or explicit, regarding the possible early release of the locked-up shares.

The 90-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional securities. The underwriters can close out a covered short sale by exercising the option to purchase additional securities or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional securities. The underwriters may also sell shares in excess of the option to purchase additional securities, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in this offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in the Class A common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the Class A common stock. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. The underwriters and their affiliates have in the past engaged, currently engage and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses. From time to time, certain of the underwriters and/or their respective affiliates may provide investment banking services to us. Affiliates of one or more of the underwriters act as lenders and/or agents under, and as consideration therefor received customary fees and expenses in connection with, the ABL Revolving Credit Facility. UBS AG, Stamford Branch, an affiliate of one of the underwriters, is the administrative agent under our ABL Revolving Credit Facility and receives fees in connection with such role. MSCG, an affiliate of one of our underwriters, is the counterparty to our product offtake agreements for the Paulsboro and Delaware City refineries, and the counterparty to our crude oil and feedstock agreement for our Toledo refinery. DB Energy Trading LLC, an affiliate of one of our underwriters, is the counterparty to our catalyst lease at our Delaware City and our Toledo refineries. In addition, affiliates of certain of the underwriters are participants under our L/C Facility. Affiliates of certain of the underwriters acted as initial purchasers, and received fees in connection with, the PBF Holding Senior Secured Notes offering.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by us;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus have not been registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Company from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (‘‘Corporations Act’’)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (‘‘ASIC’’). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a ‘‘sophisticated investor’’ under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a ‘‘sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the Company under section 708(12) of the Corporations Act; or

(iv)	a ‘‘professional investor’’ within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the Class A common stock for resale in Australia within 12 months of that Class A common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements of PBF Energy Inc. and subsidiaries (combined and consolidated with PBF Energy Company LLC and subsidiaries) as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, incorporated in this prospectus by reference from PBF Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Paulsboro Refining Business as of December 16, 2010 and for the period from January 1, 2010 through December 16, 2010, appearing in PBF Energy Inc’s Annual Report (Form 10-K) for the year ended December 31, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing in PBF Energy Inc’s Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of our Class A common stock described in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our Class A common stock, you should refer to the registration statement and to its exhibits and schedules and the documents incorporated by reference into this prospectus. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement.

You may read and copy any document we file at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facility. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at our website at http://www.pbfenergy.com. Information on our website does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about us and our financial condition.

•	Our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 28, 2013;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 9, 2013;

•	Our current reports on Form 8-K, filed with the SEC on January 2, 2013, February 1, 2013, February 22, 2013, April 15, 2013, May 15, 2013, May 16, 2013 and May 22, 2013;

•	The description of our Class A common stock, which is contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 13, 2012; and

•	Our definitive proxy statement on Schedule 14A for our 2013 annual meeting of stockholders, filed with the SEC on March 29, 2013.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus free of charge upon written or oral request. Our filings with the SEC are available on our website at www.pbfenergy.com, in the “SEC Filings” subsection of the “Investors” section, as soon as reasonably practicable after they are filed with the SEC. The information that is contained on, or is or becomes accessible through, our website is not part of this prospectus. You may also obtain a copy of these filings at no cost by writing to us at the following address: PBF Energy Inc., One Sylvan Way, Second Floor, Parsippany, New Jersey 07054, Attn: Secretary, or telephoning us at (973) 455-7500.

15,950,000 Shares

PBF ENERGY INC.

Class A Common Stock

Citigroup

Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses incurred in connection with the issuance and distribution of the securities being registered under this Registration Statement, other than underwriting discounts and commissions. All amounts, except the SEC registration fee and the Financial Industry Regulatory Authority filing fee, are estimated. All amounts will be paid by the Registrant:

Securities and Exchange Commission Registration Fee		$80,712.00
Financial Industry Regulatory Authority Filing Fee		$75,500.00
Accounting Fees and Expenses		*
Printing and Engraving		*
Legal Fees and Expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous		*

Total	$	*

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s certificate of incorporation and bylaws contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the Registrant’s certificate of incorporation contains a provision eliminating the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The Registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

The Registrant has entered into an indemnification agreement with each of its directors and executive officers. The indemnification agreements supplement existing indemnification provisions in the Registrant’s bylaws and in it the Registrant agrees, subject to certain exceptions, to the fullest extent then permitted by the DGCL, (1) to indemnify the director or executive officer and (2) to pay expenses incurred by the director or executive officer in any proceeding in advance of the final disposition of such proceeding, with the primary purpose of the agreements being to provide specific contractual assurances to the Registrant’s directors and executive officers in respect of these indemnification protections which could not be altered by future changes to the Registrant’s current bylaw indemnification provisions.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

On November 9, 2011, the Registrant issued 100 shares of the Registrant’s common stock, par value $0.001 per share, to PBF LLC for $100.00.

In December 2012, the Registrant issued 3,534.97 shares of its Class A common stock, par value $0.001 per share, upon an exchange by two holders of an equivalent number of PBF LLC Series A Units pursuant to the Exchange Agreement.

The issuances of such shares of common stock were not registered under the Securities Act, because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

1.1**	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of PBF Energy Inc. (Incorporated by reference to Exhibit 3.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

3.2	Amended and Restated Bylaws of PBF Energy Inc. (Incorporated by reference to Exhibit 3.2 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

Number	Description

4.1	Amended and Restated Registration Rights Agreement of PBF Energy Inc. dated as of December 12, 2012 (Incorporated by reference to Exhibit 4.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

4.2	Indenture, dated as of February 9, 2012, among PBF Holding Company LLC, PBF Finance Corporation, the Guarantors party thereto, Wilmington Trust, National Association and Deutsche Bank Trust Company Americas (Incorporated by reference to Exhibit 4.2 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

5.1*	Opinion of Stroock & Stroock & Lavan LLP

10.1†	Asset Sale and Purchase Agreement, dated as of December 2, 2010, by and between Toledo Refining Company, LLC and Sunoco, Inc. (R&M), as amended as of January 18, 2011, February 15, 2011 and February 28, 2011 (Incorporated by reference to Exhibit 10.3 filed with PBF Energy Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.2†	Offtake Agreement, dated as of March 1, 2011, by and between Toledo Refining Company LLC and Sunoco, Inc. (R&M) (Incorporated by reference to Exhibit 10.4 filed with PBF Energy Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.2.1	Assignment and Assumption Agreement, dated as of March 1, 2012, by and between Toledo Refining Company LLC, PBF Holding Company LLC, and Sunoco, Inc. (R&M) (Incorporated by reference to Exhibit 10.4.1 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.3†	Amended and Restated Products Offtake Agreement, dated as of August 30, 2012, between Morgan Stanley Capital Group Inc., PBF Holding Company LLC and Paulsboro Refining Company LLC (Incorporated by reference to Exhibit 10.25 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.3.1	First Amendment to Amended and Restated Products Offtake Agreement, dated as of October 11, 2012, between Morgan Stanley Capital Group Inc., PBF Holding Company LLC and Paulsboro Refining Company LLC (Incorporated by reference to Exhibit 10.25.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.4†	Second Amended and Restated Products Offtake Agreement, dated as of July 30, 2012, between Morgan Stanley Capital Group Inc., Transmontaigne Product Services Inc., Delaware City Refining Company LLC and PBF Holding Company LLC, amended as of September 1, 2012 (Incorporated by reference to Exhibit 10.24 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.4.1	Second Amendment to Second Amended and Restated Products Offtake Agreement, dated as of October 11, 2012, between Morgan Stanley Capital Group Inc., Transmontaigne Product Services Inc., Delaware City Refining Company LLC and PBF Holding Company LLC (Incorporated by reference to Exhibit 10.24.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.5†	Amended and Restated Crude Oil Acquisition Agreement, dated as of March 1, 2012, by and between Morgan Stanley Capital Group Inc. and PBF Holding Company LLC (Incorporated by reference to Exhibit 10.23 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.5.1	First Amendment to Amended and Restated Crude Oil Acquisition Agreement, dated as of June 28, 2012, by and between PBF Holding Company LLC and Morgan Stanley Capital Group Inc. (Incorporated by reference to Exhibit 10.23.1 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

Number	Description

10.5.2	Second Amendment to Amended and Restated Crude Oil Acquisition Agreement, dated as of October 11, 2012, by and between PBF Holding Company LLC and Morgan Stanley Capital Group Inc. (Incorporated by reference to Exhibit 10.23.2 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.6†	Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of April 7, 2011, by and between Statoil Marketing & Trading (US) Inc. and Delaware City Refining Company LLC, as amended as of July 29, 2011 (Incorporated by reference to Exhibit 10.8 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.6.1	Agreement on Modification to the DCR Crude Supply Agreement, effective as of October 31, 2012, by and between Statoil Marketing & Trading (US) Inc. and Delaware City Refining Company LLC (Incorporated by reference to Exhibit 10.8.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.7†	Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of December 16, 2010, by and between Statoil Marketing & Trading (US) Inc. and PBF Holding Company LLC, as amended as of January 7, 2011, April 26, 2011 and July 28, 2011 (Incorporated by reference to Exhibit 10.9 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.7.1†	Fourth Amendment to Crude Oil/Feedstock Supply/Delivery and Services Agreement, entered into as of August 2, 2012, by and among Statoil Marketing & Trading (US) Inc., Paulsboro Refining Company LLC and PBF Holding Company LLC (Incorporated by reference to Exhibit 10.9.1 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.8	Second Amended and Restated Revolving Credit Agreement dated as of October 26, 2012, among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC and Toledo Refining Company LLC, the lenders party thereto in their capacities as lenders thereunder, UBS AG, Stamford Branch, as Administrative Agent and Co-Collateral Agent, and Bank of America, N.A. and Wells Fargo Bank, N.A., as Co-Collateral Agents (Incorporated by reference to Exhibit 10.11 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.8.1	Amendment No. 1 and Increase Joinder Agreement to Second Amended and Restated Revolving Credit Agreement, dated as of December 28, 2012, entered into by and among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC and Toledo Refining Company LLC, each other loan party thereto, the lenders party thereto and UBS AG, Stamford Branch, as Administrative Agent (Incorporated by reference to Exhibit 10.10.1 filed with PBF Holding Company LLC’s Registration Statement on Form S-4 (Registration No. 333-186007))

10.9	Amended and Restated Limited Liability Company Agreement of PBF Energy Company LLC (Incorporated by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.10	Exchange Agreement, dated as of December 12, 2012 (Incorporated by reference to Exhibit 10.3 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.11	Tax Receivable Agreement, dated as of December 12, 2012 (Incorporated by reference to Exhibit 10.2 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.12	Stockholders’ Agreement of PBF Energy Inc. (Incorporated by reference to Exhibit 10.4 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

Number	Description

10.13	Second Amended and Restated Employment Agreement dated as of December 17, 2012, between PBF Investments LLC and Thomas D. O’Malley (Incorporated by reference to Exhibit 10.7 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.14	Amended and Restated Employment Agreement dated as of December 17, 2012, between PBF Investments LLC and Thomas J. Nimbley (Incorporated by reference to Exhibit 10.8 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.15	Second Amended and Restated Employment Agreement, dated as of December 17, 2012, between PBF Investments LLC and Matthew C. Lucey (Incorporated by reference to Exhibit 10.9 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.16	Second Amended and Restated Employment Agreement, dated as of December 17, 2012, between PBF Investments LLC and Donald F. Lucey (Incorporated by reference to Exhibit 10.10 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.17	Amended and Restated Employment Agreement, dated as of December 17, 2012, between PBF Investments LLC and Michael D. Gayda (Incorporated by reference to Exhibit 10.11 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.18	Restated Warrant and Purchase Agreement between PBF Energy Company LLC and the officers party thereto, as amended (Incorporated by reference to Exhibit 10.17 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.19	Form of Indemnification Agreement, dated December 12, 2012, between PBF Energy Inc. and each of the executive officers and directors of PBF Energy Inc. (Incorporated by reference to Exhibit 10.5 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.20	PBF Energy Inc. 2012 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.21	Form of Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.28 filed with PBF Energy Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.22	Form of Restricted Stock Award Agreement for Directors under the PBF Energy Inc. 2012 Equity Incentive Plan (Incorporated by reference to Exhibit 10.22 filed with PBF Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012)

21.1*	Subsidiaries of PBF Energy Inc.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of KPMG LLP

23.3*	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Filed herewith.
**	To be filed by amendment.
†	Confidential treatment has been granted by the SEC as to certain portions, which portions have been omitted and filed separately with the SEC.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements incorporated by reference in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	The undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Parsippany-Troy Hills, State of New Jersey, on May 24, 2013.

PBF ENERGY INC.

By:	/s/ JEFFREY DILL
Name:	Jeffrey Dill
Title:	Officer

POWER OF ATTORNEY

We, the undersigned directors and/or officers, hereby severally constitute and appoint Jeffrey Dill, Michael D. Gayda and Matthew C. Lucey and each of them individually, our true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities (including, as applicable, our capacities as directors of the Registrant), to sign for us any and all amendments to this registration statement (including post-effective amendments) and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or self regulatory body, granting unto said attorneys-in-fact and agents, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ THOMAS J. NIMBLEY Thomas J. Nimbley	Chief Executive Officer (Principal Executive Officer)	May 24, 2013

/S/ MATTHEW C. LUCEY Matthew C. Lucey	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	May 24, 2013

/S/ KAREN B. DAVIS Karen B. Davis	Chief Accounting Officer (Principal Accounting Officer)	May 24, 2013

/S/ THOMAS D. O’MALLEY Thomas D. O’Malley	Executive Chairman of the Board of Directors	May 24, 2013

/S/ SPENCER ABRAHAM Spencer Abraham	Director	May 24, 2013

/S/ JEFFERSON F. ALLEN Jefferson F. Allen	Director	May 24, 2013

/S/ MARTIN J. BRAND Martin J. Brand	Director	May 24, 2013

Signature	Title	Date

/S/ TIMOTHY H. DAY Timothy H. Day	Director	May 24, 2013

/S/ DAVID I. FOLEY David I. Foley	Director	May 24, 2013

/S/ DENNIS HOUSTON Dennis Houston	Director	May 24, 2013

/S/ EDWARD KOSNIK Edward Kosnik	Director	May 24, 2013

/S/ NEIL A. WIZEL Neil A. Wizel	Director	May 24, 2013

EXHIBIT INDEX

Number	Description

1.1**	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of PBF Energy Inc. (Incorporated by reference to Exhibit 3.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

3.2	Amended and Restated Bylaws of PBF Energy Inc. (Incorporated by reference to Exhibit 3.2 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

4.1	Amended and Restated Registration Rights Agreement of PBF Energy Inc. dated as of December 12, 2012 (Incorporated by reference to Exhibit 4.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

4.2	Indenture, dated as of February 9, 2012, among PBF Holding Company LLC, PBF Finance Corporation, the Guarantors party thereto, Wilmington Trust, National Association and Deutsche Bank Trust Company Americas (Incorporated by reference to Exhibit 4.2 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

5.1*	Opinion of Stroock & Stroock & Lavan LLP

10.1†	Asset Sale and Purchase Agreement, dated as of December 2, 2010, by and between Toledo Refining Company, LLC and Sunoco, Inc. (R&M), as amended as of January 18, 2011, February 15, 2011 and February 28, 2011 (Incorporated by reference to Exhibit 10.3 filed with PBF Energy Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.2†	Offtake Agreement, dated as of March 1, 2011, by and between Toledo Refining Company LLC and Sunoco, Inc. (R&M) (Incorporated by reference to Exhibit 10.4 filed with PBF Energy Inc.’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.2.1	Assignment and Assumption Agreement, dated as of March 1, 2012, by and between Toledo Refining Company LLC, PBF Holding Company LLC, and Sunoco, Inc. (R&M) (Incorporated by reference to Exhibit 10.4.1 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.3†	Amended and Restated Products Offtake Agreement, dated as of August 30, 2012, between Morgan Stanley Capital Group Inc., PBF Holding Company LLC and Paulsboro Refining Company LLC (Incorporated by reference to Exhibit 10.25 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.3.1	First Amendment to Amended and Restated Products Offtake Agreement, dated as of October 11, 2012, between Morgan Stanley Capital Group Inc., PBF Holding Company LLC and Paulsboro Refining Company LLC (Incorporated by reference to Exhibit 10.25.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.4†	Second Amended and Restated Products Offtake Agreement, dated as of July 30, 2012, between Morgan Stanley Capital Group Inc., Transmontaigne Product Services Inc., Delaware City Refining Company LLC and PBF Holding Company LLC, amended as of September 1, 2012 (Incorporated by reference to Exhibit 10.24 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))
10.4.1	Second Amendment to Second Amended and Restated Products Offtake Agreement, dated as of October 11, 2012, between Morgan Stanley Capital Group Inc., Transmontaigne Product Services Inc., Delaware City Refining Company LLC and PBF Holding Company LLC (Incorporated by reference to Exhibit 10.24.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

Number	Description

10.5	Amended and Restated Crude Oil Acquisition Agreement, dated as of March 1, 2012, by and between Morgan Stanley Capital Group Inc. and PBF Holding Company LLC (Incorporated by reference to Exhibit 10.23 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.5.1	First Amendment to Amended and Restated Crude Oil Acquisition Agreement, dated as of June 28, 2012, by and between PBF Holding Company LLC and Morgan Stanley Capital Group Inc. (Incorporated by reference to Exhibit 10.23.1 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.5.2	Second Amendment to Amended and Restated Crude Oil Acquisition Agreement, dated as of October 11, 2012, by and between PBF Holding Company LLC and Morgan Stanley Capital Group Inc. (Incorporated by reference to Exhibit 10.23.2 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.6†	Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of April 7, 2011, by and between Statoil Marketing & Trading (US) Inc. and Delaware City Refining Company LLC, as amended as of July 29, 2011 (Incorporated by reference to Exhibit 10.8 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.6.1	Agreement on Modification to the DCR Crude Supply Agreement, effective as of October 31, 2012, by and between Statoil Marketing & Trading (US) Inc. and Delaware City Refining Company LLC (Incorporated by reference to Exhibit 10.8.1 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.7†	Crude Oil/Feedstock Supply/Delivery and Services Agreement, effective as of December 16, 2010, by and between Statoil Marketing & Trading (US) Inc. and PBF Holding Company LLC, as amended as of January 7, 2011, April 26, 2011 and July 28, 2011 (Incorporated by reference to Exhibit 10.9 filed with PBF Energy Inc.’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.7.1†	Fourth Amendment to Crude Oil/Feedstock Supply/Delivery and Services Agreement, entered into as of August 2, 2012, by and among Statoil Marketing & Trading (US) Inc., Paulsboro Refining Company LLC and PBF Holding Company LLC (Incorporated by reference to Exhibit 10.9.1 filed with PBF Energy Inc.’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.8	Second Amended and Restated Revolving Credit Agreement dated as of October 26, 2012, among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC and Toledo Refining Company LLC, the lenders party thereto in their capacities as lenders thereunder, UBS AG, Stamford Branch, as Administrative Agent and Co-Collateral Agent, and Bank of America, N.A. and Wells Fargo Bank, N.A., as Co-Collateral Agents (Incorporated by reference to Exhibit 10.11 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.8.1	Amendment No. 1 and Increase Joinder Agreement to Second Amended and Restated Revolving Credit Agreement, dated as of December 28, 2012, entered into by and among PBF Holding Company LLC, Delaware City Refining Company LLC, Paulsboro Refining Company LLC and Toledo Refining Company LLC, each other loan party thereto, the lenders party thereto and UBS AG, Stamford Branch, as Administrative Agent (Incorporated by reference to Exhibit 10.10.1 filed with PBF Holding Company LLC’s Registration Statement on Form S-4 (Registration No. 333-186007))

10.9	Amended and Restated Limited Liability Company Agreement of PBF Energy Company LLC (Incorporated by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

Number	Description

10.10	Exchange Agreement, dated as of December 12, 2012 (Incorporated by reference to Exhibit 10.3 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.11	Tax Receivable Agreement, dated as of December 12, 2012 (Incorporated by reference to Exhibit 10.2 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.12	Stockholders’ Agreement of PBF Energy Inc. (Incorporated by reference to Exhibit 10.4 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.13	Second Amended and Restated Employment Agreement dated as of December 17, 2012, between PBF Investments LLC and Thomas D. O’Malley (Incorporated by reference to Exhibit 10.7 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.14	Amended and Restated Employment Agreement dated as of December 17, 2012, between PBF Investments LLC and Thomas J. Nimbley (Incorporated by reference to Exhibit 10.8 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.15	Second Amended and Restated Employment Agreement, dated as of December 17, 2012, between PBF Investments LLC and Matthew C. Lucey (Incorporated by reference to Exhibit 10.9 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.16	Second Amended and Restated Employment Agreement, dated as of December 17, 2012, between PBF Investments LLC and Donald F. Lucey (Incorporated by reference to Exhibit 10.10 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.17	Amended and Restated Employment Agreement, dated as of December 17, 2012, between PBF Investments LLC and Michael D. Gayda (Incorporated by reference to Exhibit 10.11 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.18	Restated Warrant and Purchase Agreement between PBF Energy Company LLC and the officers party thereto, as amended (Incorporated by reference to Exhibit 10.17 filed with PBF Energy Inc.’s Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.19	Form of Indemnification Agreement, dated December 12, 2012, between PBF Energy Inc. and each of the executive officers and directors of PBF Energy Inc. (Incorporated by reference to Exhibit 10.5 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.20	PBF Energy Inc. 2012 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 filed with PBF Energy Inc.’s Current Report on Form 8-K dated December 18, 2012 (File No. 001-35764))

10.21	Form of Non-Qualified Stock Option Agreement (Incorporated by reference to Exhibit 10.28 filed with PBF Energy Inc.’s Amendment No. 6 to Registration Statement on Form S-1 (Registration No. 333-177933))

10.22

Form of Restricted Stock Award Agreement for Directors under the PBF Energy Inc. 2012 Equity

Incentive Plan ((Incorporated by reference to Exhibit 10.22 filed with PBF Energy Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012))

21.1*	Subsidiaries of PBF Energy Inc.

23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of KPMG LLP

23.3*	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Filed herewith.
**	To be filed by amendment.
†	Confidential treatment has been granted by the SEC as to certain portions, which portions have been omitted and filed separately with the SEC.